UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

HEWITT ASSOCIATES, INC.

(Name of Issuer)

Class B Common Stock, par value $0.01 per share

(Title of Class of Securities)

N/A

(CUSIP Number)

John M. Ryan

Hewitt Associates, Inc.

100 Half Day Road

Lincolnshire, Illinois 60069

Tel. No.: (847) 295-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 25, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:    ☐

SCHEDULE 13D

1	NAME OF REPORTING PERSON. Each of the persons identified on Appendix A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America unless otherwise listed on Appendix A

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0- 8 SHARED VOTING POWER 50,294,197 Covered Shares held by Covered Persons(1) 9 SOLE DISPOSITIVE POWER -0- 10 SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,294,197 shares of Class B Common Stock(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 96.0%
14

TYPE OF REPORTING PERSON

IN as to persons listed in Appendix A under caption “Individuals”; OO as to persons listed in Appendix A under captions “Trusts” and “Limited Liability Companies”; PN as to persons listed in Appendix A under caption “Partnerships”; CO as to persons listed in Appendix A under caption “Corporations”.

(1)	Please see Item 2 for definitions
(2)	Each Covered Person disclaims beneficial ownership of all shares of common stock held by any other Covered Person.

APPENDIX A

Name of Reporting Persons

Individuals	Citizenship (United States unless otherwise indicated)
Abazoris, Norman V.
Ablin, Marlene Joyce
Abosch, Kenan Seth
Acker, Peter David
Adams, Judith
Adams, Mark J.
Africk, Caryn
Alexander, Jane F.
Anand, Sanjiv Krishan
Anderson, Bradley A.
Anderson, John L.
Anderson, Linda L.
Arbaugh, Karl E.
Argue, J. Gordon	Canada
Arian, Mark David
Baggett, Jeffrey L.
Bagin, Erik
Baird, Elizabeth A.
Baird, Elizabeth as Custodian
Baird, Sharon J.
Baird, Nathaniel T
Baldwin, Bettye	Puerto Rico
Baloun, James
Balthazor, Patricia Joan
Barnes, Karen A.
Barry, Joseph Gerard
Barth, Jeffrey
Barylak, Gretchen Karol Lund
Basofin, Richard
Bassick, E. Webb
Baumruk, Raymond W.
Bausch, John J.
Beauregard, Thomas R.
Belmonte Jr., Frank
Beneteau, Robert J.	Canada
Bennett, Peter L.	United Kingdom
Bennett, Jane H.	United Kingdom
Bennett, Brandon W.
Bennett, Michael John	Australia
Bentson, Margaret A.
Bernsee, Robert W.
Bernstein, Z. Samuel
Bialek, Joseph G.

Bicos, Sandy
Biersack, Donna Marie
Biggins, Peter
Billard, Lisette
Blasco, Guido	Italy
Blecher, Maurice David
Bloomer, James
Boden, Beth
Boerner, Peter R
Bollert, Duane C.
Borchert, Timothy John
Borgman, Peter J.
Boulter, David
Bourquin, Francis	Switzerland
Brab, Regina
Bradford, Timothy M
Bradley, Scott
Brandorff, Perry O.
Brost, David
Brovich, Christopher
Brown, J. Allan	Canada
Bruce, William C.
Bruner, Jack E.
Bryant, Ronald Victor
Bueltmann, Ann N.
Buesing, William R.
Burke, Patrick J
Burmeister, Monica M.
Butler, Michael J.
Butterworth, Thomas C
Byrd, Jeffrey W.
Byron, Linda	Canada
Caffarelli, Brian Thomas
Cahn, David M.
Camferdam, Steven Robert
Campbell, Daniel J.
Campbell, Robert B., Jr.
Campbell, Robert C.
Campbell, Stephen E.
Carey, Douglas J.
Carlson, Thomas D.
Carnegie, Jerry Y
Carracher, Nancy O.
Carroll, Annette Rosinski
Carswell, Thomas A
Carter, Gary L.
Cartolano, Curtis M.
Casmer, David M.
Certain, Stephanie L
Chambers, Sandra Ann Miller

Christiansen, Christofer
Clarke, Brenda A.
Clarke, Michael
Clemens, Thomas P.
Clymer, Jeff
Cochran, William R.
Cochrane, Martha J.
Cole, Ray
Coletto, Nancy
Collura, Kathryn Jean
Conilh de Beyssac, Thierry	France
Connolly, Amy C.
Connolly, Sean
Connolly, C. Lawrence, III
Cook, Sandra Lee
Coolley, Nancy E.
Coppock, Melissa Shirk
Coppock, Steven M.
Corcoran, Maureen Ann
Corne, Yves	Belgium
Cornwall, Lynn
Corvette, Gail H
Crandell, Bradford E
Crawford, Neil M.	Canada
Cromer, Richard B
Crowley, Sue
Crowley, William A
Currie, Katharine Claire
Dahm, Joanne
Dale, James
Darbyshire, Paula R
Datta, Sumer	India
Davids, Kristin Marie
Davids, Richard W
Deacon, Faye A.
Deasey, John J.
DeCanniere, Dan
Decker, Julie
DeGregorio, Susan M.
DeKeyzer, Johan
Delahanty, Edward L
DeLuca, Linda L.	Canada
Denlinger, Kurt
Dephtereos, Marjorie B.
Desenis, Judith M.
Detmer, Edward J.
Dhingra, Gautam
Dickmann, Karen M.
Diemer, Richard L
Dixon, William E.

Dodd, Kathryn M.
Dodd, Robert M
Doege, Paul R
Dolan, Elizabeth M.
Dolezal, Craig
Doucette, Joseph J..
Doucette, Stephen F.
Doyle, Bryan Joseph
Duncan, William Bradley
Dunlap, Robert A.
Durbala, Michael R.
Dutton, Leslie	Canada
Eads, Jack W.
Eaker, Robert Charles
Earle, Thomas Warren
Eavenson, William T.
Eberlein, Dianne Lynn
Eddington, Thomas L.
Edelstein, Carol M.
Eeckman, Philippe	France
Egan, Peter S
Eikenberg, Darcy Lee
Elder, Joni Lee
Evans, John M
Ewing, Larry R
Fahling, Gerald O.
Fanning, J. Mark
Fastman, Bernardo Alberto	Argentina
Ferreri, James P
Finan, Lois C.
Fischer, Charles
Fisher, Enrique A
Fixmer, John P
Flint, Tom F.
Forsberg, Michael S.
Fortosis, David C.
Fox, Roberta D.
Francey, Claude	Switzerland
Franco, Edward E. V.
Franke, John T.
Freedman, David	United Kingdom
Freundt, James F.
Friedes, Peter E
Friese, Lainchen M.
Fry, Lisa Anne
Furer, Burkhard	Germany
Futterman, Ronald Alan
Gallo, Sabina V.
Gandossy, Robert P.
Gang, Barry S

Gangloff, Sabine	Germany
Garabedian, Thomas J.
Gardner, John D.
Gayda, Joseph J
Gayley, John K.
Ghiulamila, Anne-Laurence	France
Gibbons, Michael
Gifford, Dale L
Gordon, Julie Starkman
Gordon, Mark K.
Goudriaan, Robert	Netherlands
Graham, Michael Eugene
Grant, Philip D.
Gray, Guy Earl
Gray, Stephen Michael
Grayson, Valerie A.
Greenbaum, David
Greene, William H.
Gregory, C. William
Gretzinger III, Ralph E
Guagliardo, Nicolo
Gubitosi, Alan
Gubman, Edward Lee
Guthman, Michael A
Halaburt, Thomas L.
Halleen, Steven J.
Hallen, Christian Eric
Halliday, Timothy	United Kingdom
Halperin, Frederic
Hancock, Kip K.
Hand, Janice S.
Hanlon, Charles E.
Hansen, Michelle Elaine
Harlow, Carole Jean
Harris, Anne M.
Harvey, James J.
Hasbargen, Donald W
Haugen, Peter J.
Hauser, Brenda
Hauser, Linda S.
Hauser, Thomas J.
Haverick, David R.
Hazen, Mary Judd
Healy, Christopher R.
Heiring, George W
Henderson, Don Berwell
Hernandez, Javier
Hessler, Donald R
Higginbotham, Stanley Lamar
Hiles, Andrew H.

Hilgenberg, Timothy S
Hill, Michael R.
Hinman, Richard C.
Hirano, Robin Miller
Hochberg, Renee F.
Hoerger, Susan Yarosh
Hogg, Barbara J
Holland, Daniel J.
Holland, Kimberly
Holscher, Carsten	Germany
Hoos, John O
Horton, Michael D
Howes, Paul D.
Howlett, Catherine
Hoyal, Mark Lawrence
Huggard Caine Reti, Andrea Veronica	Brazil
Hughey, Thomas M
Hunt, David
Hurst, Linda S.
Hutson, Richard W
Huxsaw, Lynne
Hyman, Jeffrey S.
Irion, Brian P.
Irons, Neil	Belgium
Irwin, Barbara Jane
Istnick, Robert L
Jacobs, Ari N.
Jagla, Julie
James, Alison A
James, Ken E
James, William R.
Jarrett, Thomas Mark
Jeffay, Jason
Jensen, Phillip Claude
Johnson, Robert F.
Johnston, Michael L.
Jones, Allen F.
Jones, David B.
Jones, J. Michael
Jones, Michael B
Jones, Richard E.
Jones, Ronald A
Jost, Michael G
Kaberon, Daniel Adam
Kairey, Mindy
Kaiser, Marc Steven
Kann, Raymond
Kantor, Richard Geza
Kapahi, Naveen	Canada
Kaplan, Tilda Jarolim

Kars, Jan	Netherlands
Kellogg, Gail V.
Kelly Jr., Vincent J.
Kelly, James William
Kenney, Suzanne M.
Kerpan, James P
Kieley, John
Kimler, Brad
Kincaid, Maureen A.
Kinsley, Heather R.
Klein, Jeffrey
Klonoff, Jeffrey Allen
Knox, Christine M.
Kohlbry, Kathleen M.
Kolb, John
Konieczny, James R.
Koo, James	Canada
Kopec, Albert
Koralik, Susan K.
Kordus, Claude
Kozak, Gregory J.
Krause, Debra W.
Kriegh, James A
Laketek, Maryann
Lally, Jane F.
Lamp, Cory Christopher
LaSorte, Joseph A.
Laspisa, Esther Kaplan
Laufer, Jacques
Laugharn, Gary
Lawrence, Simon	United Kingdom
Leckie, Annette Schnack
Lee, Michael R.
Lee, Steven G.
Leighton, Stephen M
Leister, Kellen
Leone, Robert J.
Levin, Howard J.
Leyendecker, Mary A.
Lima, Jean-Charles	Canada
Lindberg, Kenneth W
Lindquist, Judith A.
Livsey, Frank	Canada
Lloyd, Ronald Rhys	Canada
Lucey, Richard J
Lui, Cheryl M.
Lynch, John C.
Makuck, Brian D.
Maskaleris, Elias R.
Mason II, William L.

Mateja, Linda L.
Mathews, Donna M
Mathews, Donna M as custodian for Leslie Anne Mathews
Mathews, Donna as custodian for Lindsey C. Mathews
Matson, Stephen A.
Mattingly, Sharon	United Kingdom
Maurer, Otto
McArdle, Frank B.
McCane, Steven William
McDonald, Danielle R.
McFall, Daniel F.
McGhee, James W.
McGill, Patrick Lyman
McGough, James C
McGuire, Francis Xavier
McKay, Robert J	Canada
McRae, Lisa Ann Smedstad
Mercado, Orlando	Puerto Rico
Meshboum, Stuart
Messick, Scott E.
Meuse, James David
Miller, Lisa	United Kingdom
Miller, Lori L.
Millson, Scott A.
Milo, Scott Vincent
Minner Jr., Donald
Mitchell, Laurie Leilani
Mittelbrun, John W. as custodian for John W. Mittelbrun, Jr.
Mittelbrun, Theresa D.
Mittelbrun, Theresa D. as custodian for John W. Mittelbrun, Jr.
Mitter, Mark T.
Moody, Richard L
Moore, Bradley C
Moran Jr., John
Moreland, Mary K.
Morgan, Pamela Dale
Morris, Peter J.
Moses, John D.
Mott, Thomas Robert
Muench, Carol
Muirhead, Peter	Canada
Munn, Jeffrey
Munn, Jeffrey as custodian for Taylor Munn
Munn, Sally
Murphy, Blake Potter
Murphy, Michael J.
Murray, Mark Andrew
Murray, Philip E	United Kingdom
Nelson, James E.
Nelson, Mark Andrew

Nerheim, Lori A
Neville, Thomas
Newton, Christopher Mark	Canada
Nichols, Richard C.
Nolen, Tanya Flourney
Nunes, Jane Ann
O’Connor, John R.
O’Meara, Robert J
O’Regan, Thomas J
Ornt, Yvonne Gatcheff
Osborn, Jacqueline
Oshima, Mark Masao
Osicka, Charles J
Osrin, Neville P	United Kingdom
Owens, Kevin
Ozark, James G
Padfield, Mark R.
Padula, Matthew D.
Paine, Thomas H
Pallerino, Nancy
Palmer, Christopher S
Papantonis, Perry C.
Papier, Jonathan M	United Kingdom
Parfitt, Mary Ann
Parker, T. Alan	Australia
Parrish, Norman W.
Patrick, Andrew
Patrick, Elaine
Patrick, Rodger R
Patrick, Victor
Pellettieri, Karen M.
Penter, Robert L.
Perrine, Nicole
Peterson, Alison Ann
Peterson, E Scott
Peterson, Larry W.
Peterson, Steven W.
Pierce, David
Pinzur, Laurence A.
Piro Jr., John D.
Pogue, Thomas A.
Polk, Mary Ann
Pontello, Leslie B.
Pooley, Joanne	Canada
Powell, Lowell
Powers, Michael J.
Prange, Sue L.
Pratscher, Gary W.
Primmer, Roger L.
Prospect, Theodore A.

Puciaty, Anton J
Pulliam, William R
Purtell, Jocelyn Patrice
Quenan, Patrick W.
Rackey, David A.
Raffety, David Keith
Ramsey, E. Stephen
Ready, Robert D
Reichenbach, Lee Donna
Reschke, Karin	Germany
Rhodes, Wendy S.
Rieger Jr., Leon
Ripp, Jeanette M
Riva, Katia	Italy
Robb, Marybeth C
Roberts, John Cecil
Robison, R. Jack
Roch, Thomas F
Roettig, Paul	Austria
Romanchek, Robert A.
Romweber, Jane T.
Roof, Timothy C.
Roque, Francisco A.
Rosmarin, Douglas J
Rosow, Stanley M
Ross, Peter E.
Rubin, Daniel J.
Rumzis, Edward D.
Rushin, James J.
Ruth, Linda Cushman
Ruth, Lloyd
Ryan, Duffy
Ryan, John M.
Ryan, Michael John
Sales, Mary E.
Sanborn, Peter A.
Sanders, John B.	Canada
Santos Jr., Alberto
Santos, Alberto Dr.
Santos, Anastacia
Santos, Lane Johanna Jaeckle
Santos, Miguel Antonio
Sarrazin, Eric	France
Sartain, Keith T.
Sawyer, Eileen C.
Schardt, Michael Alan
Schaus, Stacy L.
Scheele, Christopher S.
Scheele, Teresa L.
Scheffel, Elizabeth J.

Schippers, Norman
Schippers, Sandy
Schlachtmeyer, Albert S
Schlachtmeyer, Laura
Schlachtmeyer, Melissa
Schmitt, Kyle A.
Schmitz, Thomas L.
Schnoenenberger, Vitus	Switzerland
Schultz, Michael D.
Schwartz, Jan E
Schwartzman, Ted J.
Schwehr, Mark D.
Scott, William
Seim, Sharon
Seltz, Christine A.
Shafer, Paul M.
Shakeel, Mazen A.	Canada
Shapira, Allan	Canada
Sharp IV, Frederick Inman
Shaul, Matthew
Shelton, Kenneth A.
Shepherd, Janet E.
Sher, Fred C
Shillingburg, John Douglas
Shimizu, Tomo	Japan
Shipman, Don R.
Silva, Anthony A.
Simmermaker, Jordan L.
Smith, Bradley
Smith, Eddie C.
Sneden, William M.
Soja, Richele A
Sorensen, Michael
Sorrentino, Anthony S
Spacapan, Kevin Lee
Spangrud, Mark J.
Sperling, Rosalyn M.
Sperling, Kenneth L.
Stanar, Thomas J
Steinberg, Allen Terry
Steinberg, Mona Jill
Stewart, Curtis W
Stifter, Jeredith W
Stiroh Jr., Bernard J.
Stock, Mary C.
Strecker, Jefferson Lee
Sural, Brenda J.
Swanson, Mark A.
Swinehart, Kathy Lea
Sze, Michael

Tagge, Rosemary E
Tate, Robert
Tatsuguchi, Nancy M
Tenner, Leonard R.
Thomann, Daniel	Switzerland
Thomas, Sean W.
Thompson, Greggory R.
Thompson, Theresa
Thorpe, Elizabeth Patrick
Tobin, Harold B.
Toivari-Case, Carrie Marie
Tompkins, John C	Canada
Toth, Frederick Carter
Trahan, Daniel C.
Trahan, Susan R.
Trahan, Thomas M.
Trahan, Uraiwan
Trahan, Michael Lee
Tucker, Larry John
Twery, Scott Craig
Ubelhart, Mark C
Vaccari, Margee S.
Vaccari, Thomas S.
Valentine, Lawrence V.
Vandersanden, Robert	Canada
VanThournout, Richard A.
Veit, Anne A
Verseman, David W.
Virmani, Ravi	India
Visus, Deborah A.
Vlajkovic, John
Vogrich, Robert M.
Wagner, Francis H. T.
Wagner, William P as custodian for Katie Wagner
Wagner, Stephen B
Wallace, John J
Wardner, Julie A.
Watkins, Eric M.
Watson, Laura M
Waymel, Colleen Austin
Waymel, Raymond J.
Weaver Jr, Pearce R.
Weaver, Trinda N.
Weaver, Dorothy J.
Weinberg, Robert
Welkie, Robert Steven
Wermeille, Francoise	Switzerland
Westervelt, Arthur Lee
Westwood, Jerry R
Whinfrey, Judith A.

Whitney Jr., Mark S.
Wilen, Robert E.
Wille, David J.
Williams, Jonathan David	Australia
Wilson, Gerald I
Wilson, Jerry F.
Winkler, Kerstin
Winston, Rebecca L.
Wise, Christi Rager
Witkowski, Wayne E.
Woldridge, Scott M.
Wolf, James K
Wood, Thomas E
Wooding, Shelley A.	Canada
Woodrum, James D.
Wright, Michael B.
Wright, Peter
Wunsch, Gerald E.
Yamamoto, Dale H
Yezzi, Anthony P
Young, William G.
Zadell, William R.
Zielke, Elizabeth K.
Zimmer, Jane E
Zimmerman, Ross
Zurek, Colleen A.

Trusts	Place of Organization
Annette S. Leckie 2003 Revocable Trust	Massachusetts
C. Lawrence Connolly III 2004 Irrevocable Trust	Illinois
Cangelosi/Gallo Family Trust	California
Carole J. Harlow 1994 Trust	California
Charles Fischer Declaration of Trust	Illinois
Christopher R. Healy Declaration of Trust	Illinois
Crystal Cove Revocable Trust	California
Daniel J. Rubin Trust	Illinois
David L. Hunt Revocable Trust	Connecticut
Edward L. Delahanty 2002 Flite Trust	Florida
Esther K. Laspisa Revocable Trust	Illinois
Ewing Trust Agreement	California
Francis B. McArdle Revocable Living Trust	Maryland
Francisco A. Roque 1999 Living Trust	Illinois
James E. Nelson Irrevocable Trust	Florida
James E. Nelson Irrevocable Trust of 2004	Florida
James G. Ozark Trust	Illinois
Jerry R. Westwood Trust	Illinois
John C. Roberts and Angela M. Roberts Revocable Trust	Arizona
John Hoos Revocable Trust	Illinois
John M. Ryan Revocable Trust

Kann Family Trust	California
Kathleen M. Trahan Revocable Trust	Illinois
KBO Revocable Trust	Illinois
Lawrence J. Laspisa Revocable Trust	Illinois
Leonard Tenner Revocable Trust	Illinois
Linda L. Anderson Trust	Illinois
Mark Douglas Schwehr Florida Intangible Tax Trust	Florida
Mary Lynn Eubanks 1999 Living Trust	Illinois
Maureen Kincaid Trust	Illinois
Michael L. Trahan Revocable Trust	Illinois
Renee F. Hochberg Living Trust	Illinois
Richard L. Diemer Revocable Trust	Illinois
Richard W. Davids Declaration of Trust	Illinois
Richard W. Hutson 1998 Irrevocable Trust FBO: Brennan B. Hutson	Illinois
Richard W. Hutson Declaration of Trust	Illinois
Richard W. Hutson Irrevocable Trust Dated FBO Amanda R. Hutson	Illinois
Richard W. Hutson Irrevocable Trust Dated FBO Joseph B Hutson	Illinois
Roberta Tenner Revocable Trust	Illinois
Smith Family Trust	Arizona
Steinberg Revocable Trust	California
Ted J. Schwartzman Trust	Connecticut
The David Yanis Trust	Florida
The Dorothy J. Weaver Trust	California
The Martha J. Cochrane Declaration of Trust	Massachusetts
The Peterson Family Trust	California
The Richard L. Moody Trust	Illinois
Thomas E. Wood Revocable Trust	Illinois
Thomas Paine and Teresa Norton Revocable Trust	California
TJO Revocable Trust	Illinois
William James Trust	Illinois

Partnerships*	Place of Organization
Buesing Family Limited Partnership, William R. Buesing, General Partner	Connecticut
Robert and Sandra Cook Family Limited Partnership, Sandra Cook, General Partner	Illinois
Franke Investments, L.P., John Terrence Franke, Managing General Partner	Illinois
The TJG Limited Partnership, Thomas J. Garabedian, General Partner	Delaware
Gifford Holdings, L.P., Dale L. Gifford, General Partner	Delaware
Gretzinger Family Limited Partnership, Ralph E. Gretzinger, III, General Partner	Delaware
DJH Investments, L.P., Daniel J. Holland, General Partner	Texas
Hutson Family Limited Partnership, Richard W. Hutson, Trustee under the Richard W. Hutson Declaration of Trust Dated November 6, 1989, General Partner	Illinois
Michael B. Jones Family Limited Partnership, Michael B. Jones, General Partner	Delaware
Kieley Investment L.P. I, John Kieley, General Partner	Delaware
JJJO Partnership, L.P., James G. Ozark and Maureen A. Kincaid, General Partners	Massachusetts
KBAM Ventures, L.P., Maureen A. Kincaid and James G. Ozark, General Partners	Illinois
Levin Family Limited Partnership, Howard J. Levin, Trustee of the Howard J. Levin Revocable Trust, dated September 28, 1994, General Partner	Connecticut
SJM Holdings, L.P., Mark A. Murray, Managing General Partner	New Jersey
Pinzur Limited Partnership, Laurence A. Pinzur, General Partner	Wyoming
Deer Park Limited Partnership, Jocelyn Purtell, General Partner	Florida
SCS Family Limited Partnership, E. Stephen Ramsey, General Partner	Wisconsin

Roch Family Limited Partnership, Thomas F. Roch, General Partner	California
Rosow Family Limited Partnership, Stanley M. Rosow, General Partner	Illinois
Schmitz Family Limited Partnership, Thomas L. Schmitz, General Partner	Illinois
A.C.J.L. Shafer Family Limited Partnership, Paul M. Shafer, General Partner	Delaware
Red Rock West Limited Partnership, Janet E. Shepherd, General Partner	Massachusetts
Wilson Family Limited Partnership, Gerald I. Wilson, General Partner	Illinois

*	Citizenship of each General Partner is United States

Limited Liability Companies	Place of Organization
Hewitt Holdings LLC	Illinois

Corporations*	Place of Organization
Groen Participaties B.V. (controlled by Abraham Groen)	Netherlands
Jungman Participaties B.V. (controlled by Alexander Jungman)	Netherlands
Kraak Participaties B.V. (controlled by Cornelis Kraak)	Netherlands
Middelbos Participaties B.V. (controlled by Robertus Middelbos)	Netherlands
Nagtegaal Participaties B.V. (controlled by Andries Nagtegaal)	Netherlands
VanHooff Participaties B.V. (controlled by Cornelis van Hooff)	Netherlands
VanLeeuwen Participaties B.V. (controlled by Jan van Leeuwen)	Netherlands

*	Controlling shareholders are all Dutch citizens

SCHEDULE 13D

This Amendment No. 2 to a Statement on Schedule 13D amends and restates in its entirety such Schedule 13D (as so amended and restated, this “Schedule”). This Amendment No. 2 is being filed because certain Covered Persons have disposed of Covered Shares.

Item 1. Security and Issuer

This statement relates to the Class B common stock, par value $0.01 per share (the “Class B Common Stock”), of Hewitt Associates, Inc., a Delaware corporation (“Hewitt” or the “Issuer”), having its principal executive offices at 100 Half Day Road, Lincolnshire, Illinois 60069. Hewitt is a global human resources outsourcing and consulting firm.

Item 2. Identity and Background

(a), (b), (c) (f) The cover page to this schedule and Appendix A hereto contain the names of the persons (“Covered Persons”) who beneficially own shares of Class B Common Stock subject to a Stockholders’ Agreement (“Covered Shares”), dated as of July 1, 2003, to which the Covered Persons are parties (as amended from time to time, the “Stockholders’ Agreement”). This filing is being made on behalf of all of the Covered Persons, and their agreement that this filing may be so made is contained in the Stockholders’ Agreement.

Appendix A hereto also provides the citizenship or place of organization of each Covered Person. Each Covered Person who is an individual (an “Individual Covered Person”) is a professional employed or formerly employed by Hewitt or one of its affiliates or a permitted transferee of such employee or former employee. Each Covered Person who is not an individual (other than FORE Holdings LLC, formerly Hewitt Holdings LLC (“Holdings”)) is a trust, limited partnership, limited liability company or corporation created for estate planning purposes by a person who is employed or was formerly employed by Hewitt or one of its affiliates and is or was a member of Holdings (an “owner” or a “Holdings owner”). Each Covered Person listed in Appendix A under the caption “Partnerships” (an “LP Covered Person”) is a limited partnership of which a Holdings owner is the general partner. Each Covered Person listed in Appendix A under the caption “Corporations” (a “Corporate Covered Person”) is controlled by a Holdings owner. The business address of each Covered Person for purposes of this Schedule is 100 Half Day Road, Lincolnshire, Illinois 60069.

(d), (e) During the last five years no Covered Person or, to the best knowledge of the Covered Persons, any executive officer or director of a Covered Person, general partner of an LP Covered Person or person controlling a Corporate Covered Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such Covered Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

In connection with Hewitt’s transition to a corporate structure, Hewitt was formed as a subsidiary of Holdings. In May 2002, Holdings transferred all of its ownership interest in Hewitt Associates LLC to Hewitt thereby making Hewitt Associates LLC a wholly owned subsidiary of Hewitt, the Holdings owners (with the exception of retired Holdings owners) became employees of Hewitt and Hewitt issued 70,819,520 shares of its Class B Common Stock, all of which were held of record by Holdings. Each Holdings owner retained an interest in Holdings and an undivided, indirect interest in the shares of the Class B Common Stock held by Holdings on the owners’ behalf. On July 1, 2003, Holdings distributed the shares of Class B Common Stock to its owners (with the exception of shares which will continue to be held by Holdings on behalf of certain owners who reside outside the United States) and in connection therewith, the owners signed the Stockholders’ Agreement.

Covered Persons may own and may from time to time acquire shares of Hewitt’s Class A common stock, par value $0.01 per share (the “Class A Common Stock”), which are not subject to the Stockholders’ Agreement, for investment purposes. Such shares of Class A Common Stock may be acquired with personal funds of or funds borrowed by such Covered Person.

Item 4. Purpose of Transaction

Holdings acquired the shares of Class B Common Stock in connection with Hewitt’s transition to a corporate structure and subsequently distributed the shares to its owners as described in response to Item 3. Please see the response to Item 6 for information regarding the rights and obligations of the Covered Persons with respect to the Covered Shares. The Covered Persons may from time to time acquire shares of Class A Common Stock which are not subject to the foregoing restrictions for investment purposes or upon award of Class A Common Stock or options to purchase Class A Common Stock pursuant to Hewitt’s incentive compensation plan. Except as described in Item 6, none of Holdings or the Covered Persons have any plans or proposals which related to or would result in their acquisition of additional shares of Class B Common Stock or any other events described in Item 4(a) through 4(j) of Schedule 13D.

Each Covered Person is expected to evaluate on an ongoing basis Hewitt’s financial condition and prospects and his or her interests in and with respect to Hewitt. Accordingly, each Covered Person may change his or her plans and intentions at any time and from time to time. In particular, each Covered Person may at any time and from time to time acquire or dispose of shares of Class A Common Stock and, subject to certain limitations, Class B Common Stock.

Item 5. Interest in Securities of the Issuer

(a) Rows (11) and (13) of the cover page to this Schedule 13D and Appendix A are hereby incorporated by reference. Each Covered Person hereby disclaims beneficial ownership of all shares of Class B Common Stock held by any other Covered Person. None of the shares of Class B Common Stock reported in rows (11) and (13) of the cover page to this Schedule are shares as to which there is a right to acquire exercisable within 60 days.

(b) Rows (7) through (10) of the cover page to this Schedule 13D and Appendix A are hereby incorporated by reference. With respect to the Covered Shares subject to the Stockholders’ Agreement, the power to vote Covered Shares by Covered Persons is shared with each other Covered Person, as described below in response to Item 6. Each Covered Person hereby disclaims beneficial ownership of all shares of Class B Common Stock held by any other Covered Person.

(c) Except as described on Appendix B, no Covered Person has effected any transaction in the Class B Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Stockholders’ Agreement

As a condition to receiving shares of Class B Common Stock in the distribution by Holdings, the Holdings owners entered into a Stockholders’ Agreement whereby the shares received in the distribution would continue to be subject to similar restrictions as when the shares were held by Holdings. Hewitt, Holdings and the Holdings owners or their transferees who received shares of Class B Common Stock in the distribution from Holdings to the owners are parties to the Stockholders’ Agreement.

Shares Covered. The Stockholders’ Agreement covers:

•	all shares of Class B Common Stock and Class C common stock, par value $0.01 per share (the “Class C Common Stock”) beneficially owned by each Covered Person at the time such Covered Person entered into the Stockholders’ Agreement,

•	any shares of Class B Common Stock and Class C Common Stock as to which a Covered Person acquires beneficial ownership after execution of the Stockholders’ Agreement, and

•	any shares of Class A Common Stock as to which a Covered Person acquires beneficial ownership upon conversion of the shares of Class B Common Stock or Class C Common Stock beneficially owned by such Covered Person.

Shares of Class A Common Stock acquired by Covered Persons in the open market, upon the exercise of stock options granted pursuant to Hewitt’s incentive compensation plans or upon the grant of shares pursuant to such plans will not be subject to the Stockholders’ Agreement.

Transfer Restrictions. The Stockholders’ Agreement contains restrictions on transfer whereby each Covered Person who is an owner or transferee of an owner will be subject to the transfer restrictions described below. Such Covered Persons are referred to as “Owner Covered Persons.” Each Owner Covered Person may not transfer any Covered Shares beneficially owned by such Owner Covered Person until the later to occur of June 27, 2005 or the date which is six months after the consummation of the most recent public offering of Hewitt’s Class A Common Stock prior to June 27, 2005. Each Owner Covered Person may not transfer prior to June 26, 2006 any “goodwill shares” (defined below) beneficially owned by such Owner Covered Person which are still subject to the book to market phase-in discussed below.

Book to Market Phase-in. If a Holdings owner’s employment with Hewitt terminates (other than as a result of an owner’s retirement (subject to certain criteria), death or disability) within four years of Hewitt’s initial public offering (which occurred on June 27, 2002) and before the owner reaches the age of 55 with ten years of service with Hewitt, the number of shares held by the owner will be reduced. The shares held by a terminated owner which may be subject to reduction are referred to as “goodwill shares.” Upon completion of Hewitt’s initial public offering, there were approximately 55,600,000 of such shares. The reduction in the number of goodwill shares is a function of the then current book value and market value of the shares and is calculated according to the formula described below. Book value of Hewitt’s Class A Common Stock will be determined as of the end of the immediately preceding fiscal quarter for which Hewitt has reported financial results and market value of Hewitt’s Class A Common Stock will be determined based on the average closing sale price of Hewitt’s Class A Common Stock as quoted on the New York Stock Exchange for the five trading days preceding the date of termination.

Specifically, on each anniversary of the initial public offering, if a Holdings owner is one of Hewitt’s employees on that date, such owner’s entitlement to a portion of the goodwill shares will increase, as follows, from book value to market value.

	Entitlement to goodwill shares at book value	Entitlement to goodwill shares at market value
On or prior to June 27, 2003	100%	0%

On or after June 27, 2003 to June 26, 2004	75%	25%

On or after June 27, 2004 to June 26, 2005	50%	50%

On or after June 27, 2005 to June 26, 2006	25%	75%

On or after June 27, 2006	0%	100%

As to any goodwill shares that a Holdings owner is entitled to receive at market value, such shares will not be subject to surrender by the owner. As to any goodwill shares that an owner is entitled to receive at book value, an owner will surrender a number of shares having an aggregate market value equal to the difference between the market value and the book value of such shares. The surrendered shares will be reallocated to the remaining Holdings owners.

If a Holdings owner who is at least 52 years of age and who has been an owner for at least ten years provides twelve months’ prior written notice of intent to retire to the board of directors, such owner will be eligible for a special retiree formula as to entitlement to goodwill shares. Such formula considers the age of the individual and the number of years that person has been an owner. Depending on the combination of these factors, such person would be entitled to between 82% and 100% of his or her goodwill shares at market value at that time. Hewitt’s Chief Executive Officer, Mr. Gifford, has agreed to waive any enhanced rights to goodwill shares at market value due to retirement prior to June 27, 2006, unless his retirement is initiated by Hewitt’s Board of Directors.

In the event of a Holdings owner’s death, the estate of such owner will be entitled to 100% of the goodwill shares at market value. In the event of an owner’s disability, the owner will continue to be treated as an active employee during the disability.

Voting. The Stockholders’ Agreement provides that prior to any vote of Hewitt’s stockholders, a separate, preliminary vote of all of the Covered Shares owned by the Covered Persons will be held. All of the Covered Shares will then be voted in accordance with the vote of the majority of the votes cast in the preliminary vote. The preliminary vote will be administered by the stockholders’ committee designated in accordance with Hewitt’s Amended and Restated Certificate of Incorporation. Notwithstanding the foregoing, in elections of directors, all Covered Shares owned by Covered Persons will be voted in favor of the election of those persons receiving the highest number of votes cast in the preliminary vote.

Term. The Stockholders’ Agreement continues in effect until the first to occur of the termination of the Stockholders’ Agreement by the affirmative vote of the holders of a majority of the Covered Shares, such time as the Covered Shares represent less than 10% of Hewitt’s issued and outstanding shares of common stock, or June 27, 2022. Covered persons are bound by the terms of the Stockholders’ Agreement for as long as they hold Covered Shares. Any termination of the book to market phase-in provisions would require the approval of the majority of Hewitt’s independent directors.

Waivers and Amendments. The executive committee of Holdings may waive the transfer restrictions for any reason it deems appropriate. Any waiver or amendment to the book to market phase-in provisions requires the approval of Hewitt’s independent directors.

Subject to the foregoing paragraph, the provisions of the Stockholders’ Agreement may generally be amended or waived by the affirmative vote of the holders of a majority of the Covered Shares. However, any waiver or amendment materially affecting Hewitt’s rights or obligations or the rights or obligations of either of the stockholders’ committee or the executive committee of Holdings requires the approval of the entity so affected.

Effects of Change in Control. Following the consummation of a change in control of Hewitt, the transfer restrictions applicable to Owner Covered Persons and the voting provisions discussed above will terminate. The book to market phase-in provisions will not be affected by a change in control and will continue to apply with respect to the Owner Covered Person’s shares in the acquiror. However, if a Holdings owner’s employment with Hewitt or the acquiror is terminated without cause within two years following a change in control, the owner will be entitled to all goodwill shares at market value.

Registered Secondary Sales

Pursuant to a registration rights agreement entered into in June 2002, Holdings has the right, on behalf of its owners, to request that Hewitt register for underwritten public sale, on each of three occasions, up to 12% of the shares held by its owners, the former partners of Bacon & Woodrow and key employees. This right is subject to the determination by Hewitt’s independent directors that such a sale is not contrary to the best interests of Hewitt. The independent directors may consider several factors in making such a determination, including share price performance after the date of the offering, equity market conditions and Hewitt’s operating results. The first underwritten secondary offering pursuant to the registration rights agreement occurred in August 2003. Under the registration rights agreement, Hewitt has agreed to indemnify Holdings and the selling stockholders against certain liabilities, including liabilities under the Securities Act of 1933. Hewitt has filed a shelf registration statement to register for resale shares of Class A Common Stock issuable upon conversion of the Class B Common Stock and Class C Common Stock. This registration statement became effective on August 31, 2004.

On March 24, 2005, Hewitt announced that it has been advised by Holdings that Holdings will release the transfer restrictions on 1 percent of the original aggregate number of shares of Class B Common Stock and Class C Common Stock each week from April to June 2005 (approximately 0.79 million shares per week). Neither Holdings nor Hewitt is able to estimate how many of the released shares will be sold under the registration statement in that period.

Minimum Stock Ownership Requirements

Holdings owners are required to hold a minimum number of shares while they are employees of Hewitt. Under the option award agreement for the Holdings owners, each Holdings owner is required to maintain beneficial ownership of at least 25% of such owner’s initial goodwill shares while employed by Hewitt.

Item 7. Material to be Filed as Exhibits

EXHIBIT NO.	DESCRIPTION
A	Stockholders’ Agreement by and among Hewitt Associates, Inc., Hewitt Holdings LLC (n/k/a FORE Holdings LLC) and the Covered Persons signatory thereto dated as of July 1, 2003 (incorporated herein by reference to Exhibit 10.31 to Hewitt Associates, Inc.’s Registration Statement on Form S-3, as amended, Registration No. 333-105560).

B	Transfer Restriction Agreement between Hewitt Holdings LLC (n/k/a FORE Holdings LLC) and Hewitt Associates, Inc. (incorporated herein by reference to Exhibit 10.11 to Hewitt Associates, Inc.’s Registration Statement on Form S-3, as amended, Registration No. 333-105560).

C	Amended and Restated Registration Rights Agreement between Hewitt Holdings LLC (n/k/a FORE Holdings LLC) and Hewitt Associates, Inc. (incorporated herein by reference to Exhibit 10.3 to Hewitt Associates, Inc.’s Registration Statement on Form S-3, as amended, Registration No. 333-105560).

D	Ownership Transfer Interest Agreement between Hewitt Holdings LLC (n/k/a FORE Holdings LLC) and Hewitt Associates, Inc. (incorporated herein by reference to Exhibit 10.18 to Hewitt Associates, Inc.’s Registration Statement on Form S-3, as amended, Registration No. 333-105560).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 13, 2005

By:	/s/ David L. Hunt
Name:	David L. Hunt
As Attorney-in-fact

Appendix B

Daily Hewitt Sales Range	High	$29.95	$29.52	$29.69	$29.83	$29.78	$29.95	$30.07	$30.21	$29.84	$31.43
	Low	$29.30	$29.21	$29.19	$29.41	$29.55	$29.52	$29.45	$29.81	$29.09	$28.90

Covered Person	Date	24-Jan	25-Jan	26-Jan	27-Jan	28-Jan	31-Jan	1-Feb	2-Feb	3-Feb	4-Feb
A.C.J.L. Shafer Family Limited Partnership
Ablin, Marlene Joyce
Abosch, Kenan Seth
Alexander, Jane F.
Anand, Sanjiv Krishan
Anderson, Bradley A.
Anderson, John L.
Arbaugh, Karl E.
Argue, J. Gordon											4,235
Arian, Mark David
Baggett, Jeffrey L.			702				351
Baird, Elizabeth			360
Baird, Sharon J.								2,340
Baird, Nathaniel T								918
Baloun, James								3,300		2,000	6,100
Barry, Joseph Gerard
Barth, Jeffrey											6,171
Barylak, Gretchen Karol Lund
Bassick, E. Webb
Baumruk, Raymond W.
Bausch, John J.
Beauregard, Thomas R.								4,071
Belmonte Jr., Frank
Bennett, Michael John
Bentson, Margaret A.
Bernsee, Robert W.											7,500
Bicos, Sandy
Biersack, Donna Marie
Blasco, Guido

Daily Hewitt Sales Range	$31.10	$30.70	$30.45	$30.35	$31.00	$30.87	$30.90	$30.77	$30.73	$30.48
	$30.45	$30.11	$30.10	$29.90	$30.50	$30.70	$30.70	$30.55	$30.25	$30.12

Covered Person	7-Feb	8-Feb	9-Feb	10-Feb	11-Feb	14-Feb	15-Feb	16-Feb	17-Feb	18-Feb
A.C.J.L. Shafer Family Limited Partnership
Ablin, Marlene Joyce
Abosch, Kenan Seth
Alexander, Jane F.									9,408
Anand, Sanjiv Krishan									7,500
Anderson, Bradley A.
Anderson, John L.
Arbaugh, Karl E.
Argue, J. Gordon	847
Arian, Mark David
Baggett, Jeffrey L.		351				351
Baird, Elizabeth
Baird, Sharon J.
Baird, Nathaniel T
Baloun, James
Barry, Joseph Gerard
Barth, Jeffrey
Barylak, Gretchen Karol Lund
Bassick, E. Webb
Baumruk, Raymond W.
Bausch, John J.
Beauregard, Thomas R.
Belmonte Jr., Frank
Bennett, Michael John		6,804
Bentson, Margaret A.
Bernsee, Robert W.
Bicos, Sandy
Biersack, Donna Marie									3,346
Blasco, Guido	4,506

Daily Hewitt Sales Range		$30.36	$30.46	$30.68	$30.73	$30.74	$30.70	$30.70	$30.70	$30.68	$30.69
		$29.90	$30.03	$30.23	$30.46	$30.52	$30.46	$30.34	$30.55	$30.55	$30.45

Covered Person	21-Feb	22-Feb	23-Feb	24-Feb	25-Feb	28-Feb	1-Mar	2-Mar	3-Mar	4-Mar	7-Mar
A.C.J.L. Shafer Family Limited Partnership
Ablin, Marlene Joyce					4,000
Abosch, Kenan Seth
Alexander, Jane F.
Anand, Sanjiv Krishan		5,000					10,000
Anderson, Bradley A.								5,000		5,000
Anderson, John L.
Arbaugh, Karl E.											10,208
Argue, J. Gordon
Arian, Mark David				10,000				5,000
Baggett, Jeffrey L.		351				351					351
Baird, Elizabeth
Baird, Sharon J.
Baird, Nathaniel T
Baloun, James								4,500
Barry, Joseph Gerard
Barth, Jeffrey
Barylak, Gretchen Karol Lund					5,586
Bassick, E. Webb
Baumruk, Raymond W.											5,434
Bausch, John J.											9,440
Beauregard, Thomas R.							5,428
Belmonte Jr., Frank
Bennett, Michael John									1,701
Bentson, Margaret A.
Bernsee, Robert W.
Bicos, Sandy
Biersack, Donna Marie				478					478
Blasco, Guido											3,004

Daily Hewitt Sales Range	$30.99	$30.10	$29.11	$28.36	$28.31	$28.47	$28.77	$28.19	$27.85	$27.69	$27.76
	$30.48	$29.35	$27.94	$28.00	$28.00	$28.08	$28.35	$27.73	$27.14	$27.16	$27.33

Covered Person	8-Mar	9-Mar	10-Mar	11-Mar	14-Mar	15-Mar	16-Mar	17-Mar	18-Mar	21-Mar	22-Mar
A.C.J.L. Shafer Family Limited Partnership
Ablin, Marlene Joyce	4,000
Abosch, Kenan Seth
Alexander, Jane F.
Anand, Sanjiv Krishan
Anderson, Bradley A.
Anderson, John L.
Arbaugh, Karl E.
Argue, J. Gordon
Arian, Mark David
Baggett, Jeffrey L.
Baird, Elizabeth
Baird, Sharon J.
Baird, Nathaniel T
Baloun, James
Barry, Joseph Gerard
Barth, Jeffrey
Barylak, Gretchen Karol Lund	399
Bassick, E. Webb
Baumruk, Raymond W.
Bausch, John J.
Beauregard, Thomas R.	1,357
Belmonte Jr., Frank
Bennett, Michael John
Bentson, Margaret A.
Bernsee, Robert W.
Bicos, Sandy
Biersack, Donna Marie
Blasco, Guido

Daily Hewitt Sales Range	$27.71	$27.70
	$27.31	$26.78

Covered Person	23-Mar	24-Mar	25-Mar	Number of Class A Shares Sold 1/24- 25-Mar
A.C.J.L. Shafer Family Limited Partnership		21,294		21,294
Ablin, Marlene Joyce				8,000
Abosch, Kenan Seth		33,205		33,205
Alexander, Jane F.		4,259		13,667
Anand, Sanjiv Krishan		17,035		39,535
Anderson, Bradley A.		4,259		14,259
Anderson, John L.		17,887		17,887
Arbaugh, Karl E.		6,594		16,802
Argue, J. Gordon		5,111		10,193
Arian, Mark David				15,000
Baggett, Jeffrey L.				2,808
Baird, Elizabeth		1,491		1,851
Baird, Sharon J.				2,340
Baird, Nathaniel T				918
Baloun, James		11,499		27,399
Barry, Joseph Gerard		8,183		8,183
Barth, Jeffrey				6,171
Barylak, Gretchen Karol Lund		3,657		9,642
Bassick, E. Webb		3,243		3,243
Baumruk, Raymond W.				5,434
Bausch, John J.		4,259		13,699
Beauregard, Thomas R.		13,601		24,457
Belmonte Jr., Frank		7,666		7,666
Bennett, Michael John		10,221		18,726
Bentson, Margaret A.		2,129		2,129
Bernsee, Robert W.				7,500
Bicos, Sandy		6,758		6,758
Biersack, Donna Marie				4,302
Blasco, Guido				7,510

Daily Hewitt Sales Range	High	$29.95	$29.52	$29.69	$29.83	$29.78	$29.95	$30.07	$30.21	$29.84	$31.43
	Low	$29.30	$29.21	$29.19	$29.41	$29.55	$29.52	$29.45	$29.81	$29.09	$28.90

Covered Person	Date	24-Jan	25-Jan	26-Jan	27-Jan	28-Jan	31-Jan	1-Feb	2-Feb	3-Feb	4-Feb
Blecher, Maurice David
Boden, Beth
Boerner, Peter R				1,000					1,000
Bollert, Duane C.
Borgman, Peter J.
Boulter, David										349	3,200
Brab, Regina
Bradford, Timothy M				4,957			4,957
Brandorff, Perry O.								6,500
Brost, David
Brown, J. Allan											4,570
Bruner, Jack E.
Bryant, Ronald Victor
Bueltmann, Ann N.											4,228
Buesing Family Limited Partnership
Butterworth, Thomas C									8,872
Byrd, Jeffrey W.
Caffarelli, Brian Thomas
Cahn, David M.
Camferdam, Steven Robert
Campbell, Daniel J.											1,982
Campbell, Stephen E.
Cangelosi / Gallo Family Trust
Carey, Douglas J.
Carlson, Thomas D.
Carnegie, Jerry Y											20,000
Carracher, Nancy O.
Carswell, Thomas A
Certain, Stephanie L			7,540
Charles Fischer Trust		966							966
Christiansen, Christofer
Christopher R. Healy Revocable Living Trust
Clarke, Brenda		397					397
Clemens, Thomas P.											4,000
Clymer, Jeff
Cochran, William R.		1,600					1,600
Cole, Ray
Coletto, Nancy
Collura, Kathryn Jean							13,904

Daily Hewitt Sales Range	$31.10	$30.70	$30.45	$30.35	$31.00	$30.87	$30.90	$30.77	$30.73	$30.48
	$30.45	$30.11	$30.10	$29.90	$30.50	$30.70	$30.70	$30.55	$30.25	$30.12

Covered Person	7-Feb	8-Feb	9-Feb	10-Feb	11-Feb	14-Feb	15-Feb	16-Feb	17-Feb	18-Feb
Blecher, Maurice David	5,409
Boden, Beth
Boerner, Peter R			1,000					1,000
Bollert, Duane C.
Borgman, Peter J.					4,000
Boulter, David
Brab, Regina
Bradford, Timothy M	4,957					4,957
Brandorff, Perry O.
Brost, David
Brown, J. Allan
Bruner, Jack E.					10,000
Bryant, Ronald Victor
Bueltmann, Ann N.
Buesing Family Limited Partnership
Butterworth, Thomas C									4,436
Byrd, Jeffrey W.
Caffarelli, Brian Thomas
Cahn, David M.										4,543
Camferdam, Steven Robert
Campbell, Daniel J.
Campbell, Stephen E.
Cangelosi / Gallo Family Trust
Carey, Douglas J.
Carlson, Thomas D.
Carnegie, Jerry Y
Carracher, Nancy O.
Carswell, Thomas A	3,636
Certain, Stephanie L
Charles Fischer Trust	966					966
Christiansen, Christofer
Christopher R. Healy Revocable Living Trust									5,000
Clarke, Brenda	397					397
Clemens, Thomas P.
Clymer, Jeff
Cochran, William R.	1,600					1,600
Cole, Ray
Coletto, Nancy
Collura, Kathryn Jean

Daily Hewitt Sales Range		$30.36	$30.46	$30.68	$30.73	$30.74	$30.70	$30.70	$30.70	$30.68	$30.69
		$29.90	$30.03	$30.23	$30.46	$30.52	$30.46	$30.34	$30.55	$30.55	$30.45

Covered Person	21-Feb	22-Feb	23-Feb	24-Feb	25-Feb	28-Feb	1-Mar	2-Mar	3-Mar	4-Mar	7-Mar
Blecher, Maurice David									3,312	3,900
Boden, Beth		2,500
Boerner, Peter R			1,000							1,000
Bollert, Duane C.
Borgman, Peter J.					1,500	860					636
Boulter, David
Brab, Regina					6,825
Bradford, Timothy M				4,957		4,957					4,957
Brandorff, Perry O.							7,500
Brost, David
Brown, J. Allan										3,656
Bruner, Jack E.					9,836
Bryant, Ronald Victor
Bueltmann, Ann N.
Buesing Family Limited Partnership
Butterworth, Thomas C											6,654
Byrd, Jeffrey W.					5,000
Caffarelli, Brian Thomas
Cahn, David M.		649	1,200
Camferdam, Steven Robert										15,000
Campbell, Daniel J.								3,964			991
Campbell, Stephen E.
Cangelosi / Gallo Family Trust
Carey, Douglas J.
Carlson, Thomas D.					16,438				1,317		1,317
Carnegie, Jerry Y
Carracher, Nancy O.
Carswell, Thomas A
Certain, Stephanie L						9,425
Charles Fischer Trust		966				966					966
Christiansen, Christofer
Christopher R. Healy Revocable Living Trust
Clarke, Brenda		397				397					397
Clemens, Thomas P.
Clymer, Jeff
Cochran, William R.		1,600				1,600					1,600
Cole, Ray
Coletto, Nancy
Collura, Kathryn Jean

Daily Hewitt Sales Range	$30.99	$30.10	$29.11	$28.36	$28.31	$28.47	$28.77	$28.19	$27.85	$27.69	$27.76
	$30.48	$29.35	$27.94	$28.00	$28.00	$28.08	$28.35	$27.73	$27.14	$27.16	$27.33

Covered Person	8-Mar	9-Mar	10-Mar	11-Mar	14-Mar	15-Mar	16-Mar	17-Mar	18-Mar	21-Mar	22-Mar
Blecher, Maurice David
Boden, Beth
Boerner, Peter R
Bollert, Duane C.
Borgman, Peter J.
Boulter, David
Brab, Regina
Bradford, Timothy M
Brandorff, Perry O.
Brost, David		5,072
Brown, J. Allan
Bruner, Jack E.				4,408
Bryant, Ronald Victor
Bueltmann, Ann N.
Buesing Family Limited Partnership
Butterworth, Thomas C							2,218
Byrd, Jeffrey W.
Caffarelli, Brian Thomas
Cahn, David M.
Camferdam, Steven Robert
Campbell, Daniel J.
Campbell, Stephen E.
Cangelosi / Gallo Family Trust
Carey, Douglas J.
Carlson, Thomas D.
Carnegie, Jerry Y
Carracher, Nancy O.
Carswell, Thomas A	4,736
Certain, Stephanie L	1,885
Charles Fischer Trust
Christiansen, Christofer
Christopher R. Healy Revocable Living Trust
Clarke, Brenda
Clemens, Thomas P.
Clymer, Jeff
Cochran, William R.					1,600					1,600
Cole, Ray	2,000
Coletto, Nancy
Collura, Kathryn Jean

Daily Hewitt Sales Range	$27.71	$27.70
	$27.31	$26.78

Covered Person	23-Mar	24-Mar	25-Mar	Number of Class A Shares Sold 1/24- 25-Mar
Blecher, Maurice David		21,294		33,915
Boden, Beth				2,500
Boerner, Peter R		2,475		8,475
Bollert, Duane C.		4,259		4,259
Borgman, Peter J.		7,240		14,236
Boulter, David				3,549
Brab, Regina				6,825
Bradford, Timothy M		74,530		109,229
Brandorff, Perry O.		6,388		20,388
Brost, David		4,672		9,744
Brown, J. Allan		4,259		12,485
Bruner, Jack E.		25,553		49,797
Bryant, Ronald Victor		6,329		6,329
Bueltmann, Ann N.		3,407		7,635
Buesing Family Limited Partnership		1,704		1,704
Butterworth, Thomas C		47,238		69,418
Byrd, Jeffrey W.				5,000
Caffarelli, Brian Thomas		34,922		34,922
Cahn, David M.		4,893		11,285
Camferdam, Steven Robert				15,000
Campbell, Daniel J.		11,073		18,010
Campbell, Stephen E.		2,129		2,129
Cangelosi / Gallo Family Trust		3,601		3,601
Carey, Douglas J.		50,361		50,361
Carlson, Thomas D.		14,765		33,837
Carnegie, Jerry Y		76,176		96,176
Carracher, Nancy O.		1,491		1,491
Carswell, Thomas A		2,129		10,501
Certain, Stephanie L		19,165		38,015
Charles Fischer Trust		4,259		11,021
Christiansen, Christofer		19,339		19,339
Christopher R. Healy Revocable Living Trust				5,000
Clarke, Brenda		2,916		5,695
Clemens, Thomas P.				4,000
Clymer, Jeff		12,776		12,776
Cochran, William R.		34,071		48,471
Cole, Ray		6,388		8,388
Coletto, Nancy		3,194		3,194
Collura, Kathryn Jean		27,814		41,718

Daily Hewitt Sales Range	High	$29.95	$29.52	$29.69	$29.83	$29.78	$29.95	$30.07	$30.21	$29.84	$31.43
	Low	$29.30	$29.21	$29.19	$29.41	$29.55	$29.52	$29.45	$29.81	$29.09	$28.90

Covered Person	Date	24-Jan	25-Jan	26-Jan	27-Jan	28-Jan	31-Jan	1-Feb	2-Feb	3-Feb	4-Feb
Connolly, C. Lawrence, III
Coolley, Nancy E.
Coppock, Steven M.
Cornwall, Lynn
Corvette, Gail H
Crandell, Bradford E
Crawford, Neil M.											1,000
Crowley, Sue
Crowley, William A											3,480
Crystal Cove Revocable Trust
Dahm, Joanne
Datta, Sumer
Deacon, Faye A.
Deasey, John J.									9,988
DeGregorio, Susan M.
Denlinger, Kurt
Dephtereos, Marjorie B.
Desenis, Judith M.
Detmer, Edward J.							1,126				3,378
Dixon, William E.
DJH Investments, L.P.
Dodd, Kathryn M.
Dodd, Robert M
Doege, Paul R				108
Dolan, Elizabeth M.								8,785
Dolezal, Craig											8,496
Doucette, Stephen F.											1,000
Durbala, Michael R.										2,000
Eads, Jack W.											600
Eaker, Robert Charles
Earle, Thomas Warren
Eavenson, William T.
Eberlein, Dianne Lynn
Eddington, Thomas L.								3,366
Edward L. Delahanty 2002 Flite Trust			4,300	5,700				10,360
Eeckman, Philippe
Eikenberg, Darcy Lee
Elder, Joni Lee								2,020
Esther K. Laspisa Revocable Trust

Daily Hewitt Sales Range	$31.10	$30.70	$30.45	$30.35	$31.00	$30.87	$30.90	$30.77	$30.73	$30.48
	$30.45	$30.11	$30.10	$29.90	$30.50	$30.70	$30.70	$30.55	$30.25	$30.12

Covered Person	7-Feb	8-Feb	9-Feb	10-Feb	11-Feb	14-Feb	15-Feb	16-Feb	17-Feb	18-Feb
Connolly, C. Lawrence, III
Coolley, Nancy E.
Coppock, Steven M.
Cornwall, Lynn
Corvette, Gail H		12,366
Crandell, Bradford E
Crawford, Neil M.
Crowley, Sue	1,464
Crowley, William A
Crystal Cove Revocable Trust
Dahm, Joanne
Datta, Sumer
Deacon, Faye A.					2,000
Deasey, John J.
DeGregorio, Susan M.
Denlinger, Kurt
Dephtereos, Marjorie B.
Desenis, Judith M.
Detmer, Edward J.
Dixon, William E.
DJH Investments, L.P.
Dodd, Kathryn M.
Dodd, Robert M		13,360
Doege, Paul R
Dolan, Elizabeth M.
Dolezal, Craig
Doucette, Stephen F.
Durbala, Michael R.
Eads, Jack W.
Eaker, Robert Charles	5,000						2,500
Earle, Thomas Warren
Eavenson, William T.
Eberlein, Dianne Lynn										12,233
Eddington, Thomas L.	1,122					1,122
Edward L. Delahanty 2002 Flite Trust					10,180
Eeckman, Philippe
Eikenberg, Darcy Lee
Elder, Joni Lee	1,010					1,010
Esther K. Laspisa Revocable Trust

Daily Hewitt Sales Range		$30.36	$30.46	$30.68	$30.73	$30.74	$30.70	$30.70	$30.70	$30.68	$30.69
		$29.90	$30.03	$30.23	$30.46	$30.52	$30.46	$30.34	$30.55	$30.55	$30.45

Covered Person	21-Feb	22-Feb	23-Feb	24-Feb	25-Feb	28-Feb	1-Mar	2-Mar	3-Mar	4-Mar	7-Mar
Connolly, C. Lawrence, III
Coolley, Nancy E.											14,715
Coppock, Steven M.
Cornwall, Lynn				8,442
Corvette, Gail H											5,496
Crandell, Bradford E
Crawford, Neil M.
Crowley, Sue											732
Crowley, William A				1,740
Crystal Cove Revocable Trust
Dahm, Joanne
Datta, Sumer
Deacon, Faye A.
Deasey, John J.
DeGregorio, Susan M.
Denlinger, Kurt
Dephtereos, Marjorie B.										10,000
Desenis, Judith M.
Detmer, Edward J.
Dixon, William E.
DJH Investments, L.P.
Dodd, Kathryn M.
Dodd, Robert M
Doege, Paul R		108
Dolan, Elizabeth M.
Dolezal, Craig
Doucette, Stephen F.
Durbala, Michael R.
Eads, Jack W.					1,600
Eaker, Robert Charles							2,000
Earle, Thomas Warren
Eavenson, William T.
Eberlein, Dianne Lynn
Eddington, Thomas L.				1,122				1,122			1,122
Edward L. Delahanty 2002 Flite Trust										15,270	5,090
Eeckman, Philippe											5,824
Eikenberg, Darcy Lee
Elder, Joni Lee		1,010				1,010					1,010
Esther K. Laspisa Revocable Trust

Daily Hewitt Sales Range	$30.99	$30.10	$29.11	$28.36	$28.31	$28.47	$28.77	$28.19	$27.85	$27.69	$27.76
	$30.48	$29.35	$27.94	$28.00	$28.00	$28.08	$28.35	$27.73	$27.14	$27.16	$27.33

Covered Person	8-Mar	9-Mar	10-Mar	11-Mar	14-Mar	15-Mar	16-Mar	17-Mar	18-Mar	21-Mar	22-Mar
Connolly, C. Lawrence, III
Coolley, Nancy E.
Coppock, Steven M.
Cornwall, Lynn
Corvette, Gail H
Crandell, Bradford E
Crawford, Neil M.
Crowley, Sue
Crowley, William A
Crystal Cove Revocable Trust
Dahm, Joanne
Datta, Sumer
Deacon, Faye A.
Deasey, John J.
DeGregorio, Susan M.
Denlinger, Kurt
Dephtereos, Marjorie B.
Desenis, Judith M.
Detmer, Edward J.
Dixon, William E.
DJH Investments, L.P.
Dodd, Kathryn M.
Dodd, Robert M
Doege, Paul R
Dolan, Elizabeth M.
Dolezal, Craig
Doucette, Stephen F.
Durbala, Michael R.
Eads, Jack W.
Eaker, Robert Charles
Earle, Thomas Warren
Eavenson, William T.
Eberlein, Dianne Lynn
Eddington, Thomas L.
Edward L. Delahanty 2002 Flite Trust
Eeckman, Philippe
Eikenberg, Darcy Lee
Elder, Joni Lee
Esther K. Laspisa Revocable Trust

Daily Hewitt Sales Range	$27.71	$27.70
	$27.31	$26.78

Covered Person	23-Mar	24-Mar	25-Mar	Number of Class A Shares Sold 1/24- 25-Mar
Connolly, C. Lawrence, III		13,628		13,628
Coolley, Nancy E.		4,259		18,974
Coppock, Steven M.		10,794		10,794
Cornwall, Lynn				8,442
Corvette, Gail H		15,492		33,354
Crandell, Bradford E		2,129		2,129
Crawford, Neil M.		7,070		8,070
Crowley, Sue		1,666		3,862
Crowley, William A		6,378		11,598
Crystal Cove Revocable Trust		20,745		20,745
Dahm, Joanne		8,518		8,518
Datta, Sumer		4,259		4,259
Deacon, Faye A.				2,000
Deasey, John J.		3,407		13,395
DeGregorio, Susan M.		5,024		5,024
Denlinger, Kurt		17,035		17,035
Dephtereos, Marjorie B.				10,000
Desenis, Judith M.		8,518		8,518
Detmer, Edward J.		4,259		8,763
Dixon, William E.		10,372		10,372
DJH Investments, L.P.		7,666		7,666
Dodd, Kathryn M.		10,126		10,126
Dodd, Robert M		24,964		38,324
Doege, Paul R		256		472
Dolan, Elizabeth M.		12,776		21,561
Dolezal, Craig		13,671		22,167
Doucette, Stephen F.		2,555		3,555
Durbala, Michael R.				2,000
Eads, Jack W.				2,200
Eaker, Robert Charles				9,500
Earle, Thomas Warren		2,405		2,405
Eavenson, William T.		426		426
Eberlein, Dianne Lynn				12,233
Eddington, Thomas L.		13,989		22,965
Edward L. Delahanty 2002 Flite Trust		85,177		136,077
Eeckman, Philippe				5,824
Eikenberg, Darcy Lee		6,049		6,049
Elder, Joni Lee		4,259		11,329
Esther K. Laspisa Revocable Trust		4,259		4,259

Daily Hewitt Sales Range	High	$29.95	$29.52	$29.69	$29.83	$29.78	$29.95	$30.07	$30.21	$29.84	$31.43
	Low	$29.30	$29.21	$29.19	$29.41	$29.55	$29.52	$29.45	$29.81	$29.09	$28.90

Covered Person	Date	24-Jan	25-Jan	26-Jan	27-Jan	28-Jan	31-Jan	1-Feb	2-Feb	3-Feb	4-Feb
Ewing Trust Agreement											2,000
Fanning, J. Mark											6,200
Fastman, Bernardo Alberto
Fixmer, John P		485					485
Flint, Tom F.
Forsberg, Michael S.
Fortosis, David C.
Fox, Roberta D.
Francis B. McArdle Revocable Living Trust											7,845
Franco, Edward E. V.
Franke, John T.
Freundt, James F.											3,160
Friedes, Peter E
Furer, Burkhard
Futterman, Ronald Alan
Gandossy, Robert P.											10,085
Gang, Barry S
Gardner, John D.					700		600
Gayda, Joseph J
Gibbons, Michael
Gifford Holdings, L.P.
Gordon, Julie Starkman
Goudriaan, Robert
Graham, Michael Eugene									1,100		3,000
Grant, Philip D.				1,000	1,498		1,000		1,498
Gray, Guy Earl
Gray, Stephen Michael
Grayson, Valerie A.
Greenbaum, David
Gretzinger III, Ralph E
Guagliardo, Nicolo		4,700
Gubitosi, Alan
Guthman, Michael A											5,000
Hallen, Christian Eric
Halperin, Frederic
Hand, Janice S.
Hanlon, Charles E.											7,480
Harvey, James J.				797			797
Hasbargen, Donald W											10,000

Daily Hewitt Sales Range	$31.10	$30.70	$30.45	$30.35	$31.00	$30.87	$30.90	$30.77	$30.73	$30.48
	$30.45	$30.11	$30.10	$29.90	$30.50	$30.70	$30.70	$30.55	$30.25	$30.12

Covered Person	7-Feb	8-Feb	9-Feb	10-Feb	11-Feb	14-Feb	15-Feb	16-Feb	17-Feb	18-Feb
Ewing Trust Agreement
Fanning, J. Mark
Fastman, Bernardo Alberto
Fixmer, John P	485							485
Flint, Tom F.						5,000
Forsberg, Michael S.
Fortosis, David C.		4,228
Fox, Roberta D.
Francis B. McArdle Revocable Living Trust	1,569
Franco, Edward E. V.										10,632
Franke, John T.
Freundt, James F.
Friedes, Peter E					2,600
Furer, Burkhard	3,690
Futterman, Ronald Alan					8,000
Gandossy, Robert P.	2,017
Gang, Barry S		3,000			3,000
Gardner, John D.		600					600
Gayda, Joseph J
Gibbons, Michael
Gifford Holdings, L.P.
Gordon, Julie Starkman
Goudriaan, Robert							3,000
Graham, Michael Eugene
Grant, Philip D.	1,498		1,000			1,498	1,000
Gray, Guy Earl
Gray, Stephen Michael
Grayson, Valerie A.
Greenbaum, David		3,676
Gretzinger III, Ralph E
Guagliardo, Nicolo
Gubitosi, Alan
Guthman, Michael A
Hallen, Christian Eric
Halperin, Frederic										10,000
Hand, Janice S.
Hanlon, Charles E.					1,496	1,496
Harvey, James J.	797					797
Hasbargen, Donald W					7,200

Daily Hewitt Sales Range		$30.36	$30.46	$30.68	$30.73	$30.74	$30.70	$30.70	$30.70	$30.68	$30.69
		$29.90	$30.03	$30.23	$30.46	$30.52	$30.46	$30.34	$30.55	$30.55	$30.45

Covered Person	21-Feb	22-Feb	23-Feb	24-Feb	25-Feb	28-Feb	1-Mar	2-Mar	3-Mar	4-Mar	7-Mar
Ewing Trust Agreement
Fanning, J. Mark
Fastman, Bernardo Alberto
Fixmer, John P		485				485					485
Flint, Tom F.
Forsberg, Michael S.										6,240
Fortosis, David C.					1,208		604				604
Fox, Roberta D.
Francis B. McArdle Revocable Living Trust
Franco, Edward E. V.
Franke, John T.
Freundt, James F.
Friedes, Peter E									30,000		10,000
Furer, Burkhard
Futterman, Ronald Alan						17,718
Gandossy, Robert P.					4,034
Gang, Barry S
Gardner, John D.		600				700					600
Gayda, Joseph J
Gibbons, Michael
Gifford Holdings, L.P.
Gordon, Julie Starkman
Goudriaan, Robert			3,000					1,410
Graham, Michael Eugene
Grant, Philip D.		2,498				2,498					2,498
Gray, Guy Earl										3,000
Gray, Stephen Michael						3,000
Grayson, Valerie A.
Greenbaum, David											1,792
Gretzinger III, Ralph E
Guagliardo, Nicolo
Gubitosi, Alan
Guthman, Michael A										15,000
Hallen, Christian Eric
Halperin, Frederic
Hand, Janice S.
Hanlon, Charles E.				1,496
Harvey, James J.		797				797					797
Hasbargen, Donald W										2,800

Daily Hewitt Sales Range	$30.99	$30.10	$29.11	$28.36	$28.31	$28.47	$28.77	$28.19	$27.85	$27.69	$27.76
	$30.48	$29.35	$27.94	$28.00	$28.00	$28.08	$28.35	$27.73	$27.14	$27.16	$27.33

Covered Person	8-Mar	9-Mar	10-Mar	11-Mar	14-Mar	15-Mar	16-Mar	17-Mar	18-Mar	21-Mar	22-Mar
Ewing Trust Agreement
Fanning, J. Mark
Fastman, Bernardo Alberto
Fixmer, John P					485					485
Flint, Tom F.
Forsberg, Michael S.
Fortosis, David C.
Fox, Roberta D.
Francis B. McArdle Revocable Living Trust
Franco, Edward E. V.
Franke, John T.
Freundt, James F.
Friedes, Peter E
Furer, Burkhard
Futterman, Ronald Alan
Gandossy, Robert P.
Gang, Barry S		4,000
Gardner, John D.					600						600
Gayda, Joseph J	3,000
Gibbons, Michael
Gifford Holdings, L.P.
Gordon, Julie Starkman
Goudriaan, Robert
Graham, Michael Eugene	4,140
Grant, Philip D.
Gray, Guy Earl
Gray, Stephen Michael
Grayson, Valerie A.
Greenbaum, David
Gretzinger III, Ralph E
Guagliardo, Nicolo
Gubitosi, Alan
Guthman, Michael A
Hallen, Christian Eric
Halperin, Frederic
Hand, Janice S.
Hanlon, Charles E.
Harvey, James J.						797				797
Hasbargen, Donald W

Daily Hewitt Sales Range	$27.71	$27.70
	$27.31	$26.78

Covered Person	23-Mar	24-Mar	25-Mar	Number of Class A Shares Sold 1/24- 25-Mar
Ewing Trust Agreement				2,000
Fanning, J. Mark		4,700		10,900
Fastman, Bernardo Alberto		12,777		12,777
Fixmer, John P		2,423		6,788
Flint, Tom F.		16,465		21,465
Forsberg, Michael S.		5,330		11,570
Fortosis, David C.		5,795		12,439
Fox, Roberta D.		13,085		13,085
Francis B. McArdle Revocable Living Trust		20,442		29,856
Franco, Edward E. V.		9,615		20,247
Franke, John T.		36,117		36,117
Freundt, James F.				3,160
Friedes, Peter E		42,588		85,188
Furer, Burkhard				3,690
Futterman, Ronald Alan		27,682		53,400
Gandossy, Robert P.		23,424		39,560
Gang, Barry S		2,129		12,129
Gardner, John D.		12,777		18,377
Gayda, Joseph J		1,278		4,278
Gibbons, Michael		4,259		4,259
Gifford Holdings, L.P.		17,035		17,035
Gordon, Julie Starkman		5,111		5,111
Goudriaan, Robert				7,410
Graham, Michael Eugene		12,486		20,726
Grant, Philip D.		17,035		34,521
Gray, Guy Earl				3,000
Gray, Stephen Michael		8,092		11,092
Grayson, Valerie A.		3,205		3,205
Greenbaum, David		2,981		8,449
Gretzinger III, Ralph E		31,383		31,383
Guagliardo, Nicolo				4,700
Gubitosi, Alan		5,962		5,962
Guthman, Michael A		63,883		83,883
Hallen, Christian Eric		18,523		18,523
Halperin, Frederic				10,000
Hand, Janice S.		6,388		6,388
Hanlon, Charles E.				11,968
Harvey, James J.		7,969		15,142
Hasbargen, Donald W		21,294		41,294

Daily Hewitt Sales Range	High	$29.95	$29.52	$29.69	$29.83	$29.78	$29.95	$30.07	$30.21	$29.84	$31.43
	Low	$29.30	$29.21	$29.19	$29.41	$29.55	$29.52	$29.45	$29.81	$29.09	$28.90

Covered Person	Date	24-Jan	25-Jan	26-Jan	27-Jan	28-Jan	31-Jan	1-Feb	2-Feb	3-Feb	4-Feb
Haugen, Peter J.
Hauser, Brenda											3,500
Hauser, Linda S.
Hauser, Thomas J.											3,500
Hazen, Mary Judd
Heiring, George W
Henderson, Don Berwell											1,000
Hernandez, Javier									2,000
Higginbotham, Stanley Lamar											1,000
Hiles, Andrew H.		1,034					1,034
Hilgenberg, Timothy S
Hinman, Richard C.											1,530
Hirano, Robin Miller
Hoerger, Susan Yarosh
Hogg, Barbara J											5,000
Holland, Daniel J.
Holland, Kimberly		1,000
Howes, Paul D.
Howlett, Catherine											3,220
Hughey, Thomas M		200	2,800				3,000
Hurst, Linda S.
Hutson Family Limited Partnership				1,523			1,523
Huxsaw, Lynne								1,000
Hyman, Jeffrey S.											11,376
Jacobs, Ari N.
Jagla, Julie						1,724
James E. Nelson Irrevocable Trust								14,880
James, Ken E								10,000			10,000
Jeffay, Jason
Jensen, Phillip Claude			614				614
Jerry R. Westwood Trust		1,419					1,419
Johnson, Robert F.
Jones, Allen F.
Jones, J. Michael
Jones, Richard E.								3,000
Jones, Ronald A		2,000			2,000		2,000	2,000			2,000
Kairey, Mindy
Kantor, Richard Geza
Kapahi, Naveen

Daily Hewitt Sales Range	$31.10	$30.70	$30.45	$30.35	$31.00	$30.87	$30.90	$30.77	$30.73	$30.48
	$30.45	$30.11	$30.10	$29.90	$30.50	$30.70	$30.70	$30.55	$30.25	$30.12

Covered Person	7-Feb	8-Feb	9-Feb	10-Feb	11-Feb	14-Feb	15-Feb	16-Feb	17-Feb	18-Feb
Haugen, Peter J.	1,353
Hauser, Brenda
Hauser, Linda S.		4,436						1,109
Hauser, Thomas J.
Hazen, Mary Judd
Heiring, George W
Henderson, Don Berwell
Hernandez, Javier
Higginbotham, Stanley Lamar
Hiles, Andrew H.	1,034					1,034
Hilgenberg, Timothy S					10,381
Hinman, Richard C.
Hirano, Robin Miller
Hoerger, Susan Yarosh
Hogg, Barbara J
Holland, Daniel J.
Holland, Kimberly										4,848
Howes, Paul D.
Howlett, Catherine	805						805
Hughey, Thomas M	3,000					3,000
Hurst, Linda S.
Hutson Family Limited Partnership	1,523						1,523
Huxsaw, Lynne
Hyman, Jeffrey S.
Jacobs, Ari N.										4,928
Jagla, Julie
James E. Nelson Irrevocable Trust					3,720
James, Ken E
Jeffay, Jason
Jensen, Phillip Claude				614			614
Jerry R. Westwood Trust	1,419					1,419
Johnson, Robert F.
Jones, Allen F.	9,056
Jones, J. Michael
Jones, Richard E.
Jones, Ronald A	1,000				1,000	1,000
Kairey, Mindy
Kantor, Richard Geza	5,000
Kapahi, Naveen

Daily Hewitt Sales Range		$30.36	$30.46	$30.68	$30.73	$30.74	$30.70	$30.70	$30.70	$30.68	$30.69
		$29.90	$30.03	$30.23	$30.46	$30.52	$30.46	$30.34	$30.55	$30.55	$30.45

Covered Person	21-Feb	22-Feb	23-Feb	24-Feb	25-Feb	28-Feb	1-Mar	2-Mar	3-Mar	4-Mar	7-Mar
Haugen, Peter J.		902									902
Hauser, Brenda
Hauser, Linda S.				1,109			1,109
Hauser, Thomas J.
Hazen, Mary Judd
Heiring, George W
Henderson, Don Berwell
Hernandez, Javier
Higginbotham, Stanley Lamar
Hiles, Andrew H.		1,034				1,034					1,034
Hilgenberg, Timothy S
Hinman, Richard C.							3,443
Hirano, Robin Miller
Hoerger, Susan Yarosh											13,792
Hogg, Barbara J
Holland, Daniel J.
Holland, Kimberly						731					731
Howes, Paul D.
Howlett, Catherine
Hughey, Thomas M		3,000				3,000
Hurst, Linda S.
Hutson Family Limited Partnership		1,523					1,523				1,523
Huxsaw, Lynne
Hyman, Jeffrey S.
Jacobs, Ari N.
Jagla, Julie		1,724
James E. Nelson Irrevocable Trust
James, Ken E							5,000
Jeffay, Jason
Jensen, Phillip Claude						1,228
Jerry R. Westwood Trust		1,419				1,419					1,419
Johnson, Robert F.
Jones, Allen F.							6,792
Jones, J. Michael
Jones, Richard E.
Jones, Ronald A		1,000		2,000		1,000					2,000
Kairey, Mindy
Kantor, Richard Geza
Kapahi, Naveen								2,000

Daily Hewitt Sales Range	$30.99	$30.10	$29.11	$28.36	$28.31	$28.47	$28.77	$28.19	$27.85	$27.69	$27.76
	$30.48	$29.35	$27.94	$28.00	$28.00	$28.08	$28.35	$27.73	$27.14	$27.16	$27.33

Covered Person	8-Mar	9-Mar	10-Mar	11-Mar	14-Mar	15-Mar	16-Mar	17-Mar	18-Mar	21-Mar	22-Mar
Haugen, Peter J.
Hauser, Brenda	5,000
Hauser, Linda S.	1,109
Hauser, Thomas J.	3,000
Hazen, Mary Judd		700
Heiring, George W	3,000
Henderson, Don Berwell
Hernandez, Javier
Higginbotham, Stanley Lamar
Hiles, Andrew H.
Hilgenberg, Timothy S
Hinman, Richard C.	1,771
Hirano, Robin Miller
Hoerger, Susan Yarosh
Hogg, Barbara J
Holland, Daniel J.
Holland, Kimberly
Howes, Paul D.
Howlett, Catherine
Hughey, Thomas M		3,000			3,000					3,000
Hurst, Linda S.
Hutson Family Limited Partnership							1,523
Huxsaw, Lynne
Hyman, Jeffrey S.
Jacobs, Ari N.		1,882
Jagla, Julie
James E. Nelson Irrevocable Trust	14,880
James, Ken E	16,000
Jeffay, Jason
Jensen, Phillip Claude	614
Jerry R. Westwood Trust					1,419						1,419
Johnson, Robert F.
Jones, Allen F.
Jones, J. Michael
Jones, Richard E.
Jones, Ronald A	2,000
Kairey, Mindy
Kantor, Richard Geza		15,000
Kapahi, Naveen

Daily Hewitt Sales Range	$27.71	$27.70
	$27.31	$26.78

Covered Person	23-Mar	24-Mar	25-Mar	Number of Class A Shares Sold 1/24- 25-Mar
Haugen, Peter J.				3,157
Hauser, Brenda		3,833		12,333
Hauser, Linda S.		10,647		19,519
Hauser, Thomas J.		3,833		10,333
Hazen, Mary Judd				700
Heiring, George W				3,000
Henderson, Don Berwell				1,000
Hernandez, Javier				2,000
Higginbotham, Stanley Lamar				1,000
Hiles, Andrew H.		11,366		18,604
Hilgenberg, Timothy S		8,518		18,899
Hinman, Richard C.				6,744
Hirano, Robin Miller		18,871		18,871
Hoerger, Susan Yarosh		15,137		28,929
Hogg, Barbara J				5,000
Holland, Daniel J.		7,666		7,666
Holland, Kimberly		8,243		15,553
Howes, Paul D.		21,294		21,294
Howlett, Catherine		8,083		12,913
Hughey, Thomas M		8,518		35,518
Hurst, Linda S.		10,382		10,382
Hutson Family Limited Partnership		4,259		16,443
Huxsaw, Lynne				1,000
Hyman, Jeffrey S.		21,294		32,670
Jacobs, Ari N.		4,407		11,217
Jagla, Julie		3,708		7,156
James E. Nelson Irrevocable Trust		59,624		93,104
James, Ken E		31,941		72,941
Jeffay, Jason		21,294		21,294
Jensen, Phillip Claude		5,856		10,154
Jerry R. Westwood Trust				12,771
Johnson, Robert F.		14,906		14,906
Jones, Allen F.		48,214		64,062
Jones, J. Michael		12,776		12,776
Jones, Richard E.		8,518		11,518
Jones, Ronald A		14,906		35,906
Kairey, Mindy		2,555		2,555
Kantor, Richard Geza				20,000
Kapahi, Naveen		3,407		5,407

Daily Hewitt Sales Range	High	$29.95	$29.52	$29.69	$29.83	$29.78	$29.95	$30.07	$30.21	$29.84	$31.43
	Low	$29.30	$29.21	$29.19	$29.41	$29.55	$29.52	$29.45	$29.81	$29.09	$28.90

Covered Person	Date	24-Jan	25-Jan	26-Jan	27-Jan	28-Jan	31-Jan	1-Feb	2-Feb	3-Feb	4-Feb
Kaplan, Tilda Jarolim											2,400
Kathleen M. Trahan Revocable Trust
Kellogg, Gail V.
Kelly Jr., Vincent J.					3,994			1,997
Kelly, James William
Kenney, Suzanne M.
Kerpan, James P											1,293
Kieley Investment L.P. I
Kieley, John											8,100
Kimler, Brad		2,636
Kinsley, Heather R.											1,377
Klein, Jeffrey									1,800
Kohlbry, Kathleen M.
Koo, James											4,794
Kopec, Albert											10,000
Koralik, Susan K.
Kordus, Claude			11,388
Krause, Debra W.
Laketek, Maryann
Lally, Jane F.
Lamp, Cory Christopher
LaSorte, Joseph A.
Laufer, Jacques											6,000
Leckie, Annette Schnack Revocable Trust
Leighton, Stephen M					1,000		1,474				1,948
Leonard Tenner Revocable Trust
Leone, Robert J.
Levin Family Limited Partnership									1,000
Levin, Howard J.									1,000
Lima, Jean-Charles											2,256
Lindberg, Kenneth W								1,000
Livsey, Frank
Lui, Cheryl M.											3,670
Lynch, John C.
Mary Lynn Eubanks Living Trust											1,605
Mason II, William L.
Mateja, Linda L.
Mattingly, Sharon
Maurer, Otto

Daily Hewitt Sales Range	$31.10	$30.70	$30.45	$30.35	$31.00	$30.87	$30.90	$30.77	$30.73	$30.48
	$30.45	$30.11	$30.10	$29.90	$30.50	$30.70	$30.70	$30.55	$30.25	$30.12

Covered Person	7-Feb	8-Feb	9-Feb	10-Feb	11-Feb	14-Feb	15-Feb	16-Feb	17-Feb	18-Feb
Kaplan, Tilda Jarolim
Kathleen M. Trahan Revocable Trust
Kellogg, Gail V.
Kelly Jr., Vincent J.	1,997
Kelly, James William								7,000
Kenney, Suzanne M.
Kerpan, James P
Kieley Investment L.P. I	1,000
Kieley, John
Kimler, Brad			2,636						1,318
Kinsley, Heather R.
Klein, Jeffrey
Kohlbry, Kathleen M.
Koo, James
Kopec, Albert
Koralik, Susan K.
Kordus, Claude
Krause, Debra W.
Laketek, Maryann
Lally, Jane F.						3,336
Lamp, Cory Christopher		2,000			2,074
LaSorte, Joseph A.					3,500
Laufer, Jacques
Leckie, Annette Schnack Revocable Trust	6,816
Leighton, Stephen M
Leonard Tenner Revocable Trust
Leone, Robert J.
Levin Family Limited Partnership
Levin, Howard J.
Lima, Jean-Charles
Lindberg, Kenneth W
Livsey, Frank
Lui, Cheryl M.	734
Lynch, John C.
Mary Lynn Eubanks Living Trust
Mason II, William L.
Mateja, Linda L.					1,000
Mattingly, Sharon					1,500
Maurer, Otto									35,000

Daily Hewitt Sales Range		$30.36	$30.46	$30.68	$30.73	$30.74	$30.70	$30.70	$30.70	$30.68	$30.69
		$29.90	$30.03	$30.23	$30.46	$30.52	$30.46	$30.34	$30.55	$30.55	$30.45

Covered Person	21-Feb	22-Feb	23-Feb	24-Feb	25-Feb	28-Feb	1-Mar	2-Mar	3-Mar	4-Mar	7-Mar
Kaplan, Tilda Jarolim
Kathleen M. Trahan Revocable Trust
Kellogg, Gail V.
Kelly Jr., Vincent J.									5,991		1,997
Kelly, James William											18,000
Kenney, Suzanne M.								28,450
Kerpan, James P						1,724
Kieley Investment L.P. I
Kieley, John
Kimler, Brad			1,318							1,318
Kinsley, Heather R.				1,377							918
Klein, Jeffrey
Kohlbry, Kathleen M.
Koo, James
Kopec, Albert
Koralik, Susan K.
Kordus, Claude									14,235		2,847
Krause, Debra W.
Laketek, Maryann							15,000
Lally, Jane F.											1,251
Lamp, Cory Christopher
LaSorte, Joseph A.
Laufer, Jacques					5,000			5,000
Leckie, Annette Schnack Revocable Trust
Leighton, Stephen M						2,000		3,896
Leonard Tenner Revocable Trust
Leone, Robert J.								5,000
Levin Family Limited Partnership
Levin, Howard J.								1,000			2,000
Lima, Jean-Charles						1,504
Lindberg, Kenneth W							500
Livsey, Frank
Lui, Cheryl M.				700
Lynch, John C.
Mary Lynn Eubanks Living Trust					1,000
Mason II, William L.
Mateja, Linda L.
Mattingly, Sharon
Maurer, Otto

Daily Hewitt Sales Range	$30.99	$30.10	$29.11	$28.36	$28.31	$28.47	$28.77	$28.19	$27.85	$27.69	$27.76
	$30.48	$29.35	$27.94	$28.00	$28.00	$28.08	$28.35	$27.73	$27.14	$27.16	$27.33

Covered Person	8-Mar	9-Mar	10-Mar	11-Mar	14-Mar	15-Mar	16-Mar	17-Mar	18-Mar	21-Mar	22-Mar
Kaplan, Tilda Jarolim
Kathleen M. Trahan Revocable Trust	4,000
Kellogg, Gail V.
Kelly Jr., Vincent J.						1,997				1,997
Kelly, James William
Kenney, Suzanne M.	2,845
Kerpan, James P
Kieley Investment L.P. I
Kieley, John
Kimler, Brad	1,318
Kinsley, Heather R.
Klein, Jeffrey	5,000
Kohlbry, Kathleen M.	15,268
Koo, James
Kopec, Albert
Koralik, Susan K.
Kordus, Claude					2,847					2,847
Krause, Debra W.
Laketek, Maryann
Lally, Jane F.
Lamp, Cory Christopher
LaSorte, Joseph A.
Laufer, Jacques
Leckie, Annette Schnack Revocable Trust
Leighton, Stephen M
Leonard Tenner Revocable Trust
Leone, Robert J.
Levin Family Limited Partnership
Levin, Howard J.	2,000
Lima, Jean-Charles
Lindberg, Kenneth W
Livsey, Frank
Lui, Cheryl M.
Lynch, John C.
Mary Lynn Eubanks Living Trust	1,000
Mason II, William L.
Mateja, Linda L.	1,000
Mattingly, Sharon
Maurer, Otto

Daily Hewitt Sales Range	$27.71	$27.70
	$27.31	$26.78

Covered Person	23-Mar	24-Mar	25-Mar	Number of Class A Shares Sold 1/24- 25-Mar
Kaplan, Tilda Jarolim				2,400
Kathleen M. Trahan Revocable Trust				4,000
Kellogg, Gail V.		14,906		14,906
Kelly Jr., Vincent J.		23,340		43,310
Kelly, James William		10,647		35,647
Kenney, Suzanne M.				31,295
Kerpan, James P				3,017
Kieley Investment L.P. I				1,000
Kieley, John				8,100
Kimler, Brad		9,369		19,913
Kinsley, Heather R.				3,672
Klein, Jeffrey		29,811		36,611
Kohlbry, Kathleen M.		4,259		19,527
Koo, James				4,794
Kopec, Albert				10,000
Koralik, Susan K.		10,647		10,647
Kordus, Claude		42,588		76,752
Krause, Debra W.		1,704		1,704
Laketek, Maryann				15,000
Lally, Jane F.		3,282		7,869
Lamp, Cory Christopher				4,074
LaSorte, Joseph A.				3,500
Laufer, Jacques				16,000
Leckie, Annette Schnack Revocable Trust		6,388		13,204
Leighton, Stephen M		31,398		41,716
Leonard Tenner Revocable Trust		17,035		17,035
Leone, Robert J.				5,000
Levin Family Limited Partnership				1,000
Levin, Howard J.				6,000
Lima, Jean-Charles		3,902		7,662
Lindberg, Kenneth W				1,500
Livsey, Frank		6,388		6,388
Lui, Cheryl M.				5,104
Lynch, John C.		1,704		1,704
Mary Lynn Eubanks Living Trust				3,605
Mason II, William L.		18,433		18,433
Mateja, Linda L.				2,000
Mattingly, Sharon				1,500
Maurer, Otto				35,000

Daily Hewitt Sales Range	High	$29.95	$29.52	$29.69	$29.83	$29.78	$29.95	$30.07	$30.21	$29.84	$31.43
	Low	$29.30	$29.21	$29.19	$29.41	$29.55	$29.52	$29.45	$29.81	$29.09	$28.90

Covered Person	Date	24-Jan	25-Jan	26-Jan	27-Jan	28-Jan	31-Jan	1-Feb	2-Feb	3-Feb	4-Feb
McCane, Steven William		696							348
McGhee, James W.
McGough, James C
McGuire, Francis Xavier
McKay, Robert J
Meshboum, Stuart
Messick, Scott E.
Meuse, James David									5,192
Michael B. Jones Family Limited Partnership
Michael L. Trahan Revocable Trust
Miller, Lisa									5,000
Miller, Lori L.
Millson, Scott A.
Milo, Scott Vincent
Minner Jr., Donald
Mitchell, Laurie Leilani
Mittelbrun, Theresa D.
Mitter, Mark T.
Moreland, Mary K.
Morgan, Pamela Dale											8,000
Moses, John D.
Mott, Thomas Robert
Muench, Carol
Muirhead, Peter
Murray, Philip E
Nelson, Mark Andrew
Nerheim, Lori A
Neville, Thomas
Nolen, Tanya Flourney
Nunes, Jane Ann
O’Meara, Robert J
Ornt, Yvonne Gatcheff
Oshima, Mark Masao
Osrin, Neville P
Owens, Kevin
Padfield, Mark R.
Palmer, Christopher S
Papantonis, Perry C.		496					496
Parker, T. Alan

Daily Hewitt Sales Range	$31.10	$30.70	$30.45	$30.35	$31.00	$30.87	$30.90	$30.77	$30.73	$30.48
	$30.45	$30.11	$30.10	$29.90	$30.50	$30.70	$30.70	$30.55	$30.25	$30.12

Covered Person	7-Feb	8-Feb	9-Feb	10-Feb	11-Feb	14-Feb	15-Feb	16-Feb	17-Feb	18-Feb
McCane, Steven William	348					348
McGhee, James W.					10,955
McGough, James C
McGuire, Francis Xavier
McKay, Robert J
Meshboum, Stuart
Messick, Scott E.					3,240
Meuse, James David
Michael B. Jones Family Limited Partnership
Michael L. Trahan Revocable Trust
Miller, Lisa
Miller, Lori L.
Millson, Scott A.
Milo, Scott Vincent
Minner Jr., Donald
Mitchell, Laurie Leilani
Mittelbrun, Theresa D.
Mitter, Mark T.
Moreland, Mary K.
Morgan, Pamela Dale
Moses, John D.
Mott, Thomas Robert
Muench, Carol
Muirhead, Peter		6,276
Murray, Philip E
Nelson, Mark Andrew									10,827
Nerheim, Lori A
Neville, Thomas	1,824
Nolen, Tanya Flourney
Nunes, Jane Ann
O’Meara, Robert J
Ornt, Yvonne Gatcheff
Oshima, Mark Masao
Osrin, Neville P
Owens, Kevin						4,904
Padfield, Mark R.
Palmer, Christopher S								36,348
Papantonis, Perry C.	496					496
Parker, T. Alan

Daily Hewitt Sales Range		$30.36	$30.46	$30.68	$30.73	$30.74	$30.70	$30.70	$30.70	$30.68	$30.69
		$29.90	$30.03	$30.23	$30.46	$30.52	$30.46	$30.34	$30.55	$30.55	$30.45

Covered Person	21-Feb	22-Feb	23-Feb	24-Feb	25-Feb	28-Feb	1-Mar	2-Mar	3-Mar	4-Mar	7-Mar
McCane, Steven William			348			348					348
McGhee, James W.		3,130									3,130
McGough, James C
McGuire, Francis Xavier
McKay, Robert J
Meshboum, Stuart							16,870
Messick, Scott E.
Meuse, James David
Michael B. Jones Family Limited Partnership
Michael L. Trahan Revocable Trust
Miller, Lisa
Miller, Lori L.
Millson, Scott A.
Milo, Scott Vincent
Minner Jr., Donald
Mitchell, Laurie Leilani
Mittelbrun, Theresa D.
Mitter, Mark T.										30,000
Moreland, Mary K.				5,000
Morgan, Pamela Dale
Moses, John D.
Mott, Thomas Robert
Muench, Carol									7,360
Muirhead, Peter
Murray, Philip E
Nelson, Mark Andrew										2,000
Nerheim, Lori A
Neville, Thomas						1,368
Nolen, Tanya Flourney						7,935					529
Nunes, Jane Ann
O’Meara, Robert J
Ornt, Yvonne Gatcheff
Oshima, Mark Masao
Osrin, Neville P										8,740
Owens, Kevin
Padfield, Mark R.
Palmer, Christopher S
Papantonis, Perry C.		496				496					496
Parker, T. Alan

Daily Hewitt Sales Range	$30.99	$30.10	$29.11	$28.36	$28.31	$28.47	$28.77	$28.19	$27.85	$27.69	$27.76
	$30.48	$29.35	$27.94	$28.00	$28.00	$28.08	$28.35	$27.73	$27.14	$27.16	$27.33

Covered Person	8-Mar	9-Mar	10-Mar	11-Mar	14-Mar	15-Mar	16-Mar	17-Mar	18-Mar	21-Mar	22-Mar
McCane, Steven William
McGhee, James W.
McGough, James C
McGuire, Francis Xavier
McKay, Robert J	3,000
Meshboum, Stuart
Messick, Scott E.
Meuse, James David
Michael B. Jones Family Limited Partnership
Michael L. Trahan Revocable Trust
Miller, Lisa
Miller, Lori L.
Millson, Scott A.
Milo, Scott Vincent
Minner Jr., Donald
Mitchell, Laurie Leilani	5,000
Mittelbrun, Theresa D.	8,630
Mitter, Mark T.
Moreland, Mary K.
Morgan, Pamela Dale
Moses, John D.
Mott, Thomas Robert
Muench, Carol
Muirhead, Peter
Murray, Philip E	5,000
Nelson, Mark Andrew
Nerheim, Lori A
Neville, Thomas
Nolen, Tanya Flourney
Nunes, Jane Ann
O’Meara, Robert J
Ornt, Yvonne Gatcheff
Oshima, Mark Masao
Osrin, Neville P
Owens, Kevin
Padfield, Mark R.
Palmer, Christopher S
Papantonis, Perry C.
Parker, T. Alan

Daily Hewitt Sales Range	$27.71	$27.70
	$27.31	$26.78

Covered Person	23-Mar	24-Mar	25-Mar	Number of Class A Shares Sold 1/24- 25-Mar
McCane, Steven William				2,784
McGhee, James W.		19,004		36,219
McGough, James C		4,685		4,685
McGuire, Francis Xavier		21,294		21,294
McKay, Robert J				3,000
Meshboum, Stuart		27,238		44,108
Messick, Scott E.		7,666		10,906
Meuse, James David				5,192
Michael B. Jones Family Limited Partnership		21,294		21,294
Michael L. Trahan Revocable Trust		852		852
Miller, Lisa				5,000
Miller, Lori L.		3,073		3,073
Millson, Scott A.		1,916		1,916
Milo, Scott Vincent		1,704		1,704
Minner Jr., Donald		2,981		2,981
Mitchell, Laurie Leilani				5,000
Mittelbrun, Theresa D.				8,630
Mitter, Mark T.		42,588		72,588
Moreland, Mary K.				5,000
Morgan, Pamela Dale				8,000
Moses, John D.		15,715		15,715
Mott, Thomas Robert		29,107		29,107
Muench, Carol		3,705		11,065
Muirhead, Peter				6,276
Murray, Philip E				5,000
Nelson, Mark Andrew		6,388		19,215
Nerheim, Lori A		12,087		12,087
Neville, Thomas	1,368	1,759		6,319
Nolen, Tanya Flourney				8,464
Nunes, Jane Ann		21,294		21,294
O’Meara, Robert J		1,704		1,704
Ornt, Yvonne Gatcheff		4,259		4,259
Oshima, Mark Masao		2,555		2,555
Osrin, Neville P				8,740
Owens, Kevin				4,904
Padfield, Mark R.		29,812		29,812
Palmer, Christopher S				36,348
Papantonis, Perry C.		3,492		6,964
Parker, T. Alan		8,206		8,206

Daily Hewitt Sales Range	High	$29.95	$29.52	$29.69	$29.83	$29.78	$29.95	$30.07	$30.21	$29.84	$31.43
	Low	$29.30	$29.21	$29.19	$29.41	$29.55	$29.52	$29.45	$29.81	$29.09	$28.90

Covered Person	Date	24-Jan	25-Jan	26-Jan	27-Jan	28-Jan	31-Jan	1-Feb	2-Feb	3-Feb	4-Feb
Patrick, Elaine R.
Patrick, J. Andrew											969
Patrick, Victor Phillip							300				300
Patrick, Rodger R
Pellettieri, Karen M.
Penter, Robert L.		1,121					1,121
Peterson, E Scott
Peterson, Larry W.					1,284						321
Peterson, Steven W.
Pinzur Limited Partnership
Pinzur, Laurence A.											500
Piro Jr., John D.
Pontello, Leslie B.
Pooley, Joanne		568					568
Powers, Michael J.
Pratscher, Gary W.
Prospect, Theodore A.							1,836
Puciaty, Anton J
Pulliam, William R
Quenan, Patrick W.
Rackey, David A.			3,000
Raffety, David Keith				2,500							2,500
Ramsey, E. Stephen					3,650
Red Rock West Limited Partnership											2,000
Renee F. Hochberg Living Trust
Rhodes, Wendy S.
Richard W. Davids Declaration of Trust											4,737
Richard W. Hutson Declaration of Trust				1,522			1,522
Rieger Jr., Leon
Riva, Katia
Robb, Marybeth C								1,474			1,474
Robert and Sandra Cook Family Limited Partnership
Roberta Tenner Revocable Trust
Robison, R. Jack
Roch, Thomas F
Romweber, Jane T.
Roof, Timothy C.
Roque, Francisco A. 1999 Living Trust											1,605
Ross, Peter E.

Daily Hewitt Sales Range	$31.10	$30.70	$30.45	$30.35	$31.00	$30.87	$30.90	$30.77	$30.73	$30.48
	$30.45	$30.11	$30.10	$29.90	$30.50	$30.70	$30.70	$30.55	$30.25	$30.12

Covered Person	7-Feb	8-Feb	9-Feb	10-Feb	11-Feb	14-Feb	15-Feb	16-Feb	17-Feb	18-Feb
Patrick, Elaine R.
Patrick, J. Andrew
Patrick, Victor Phillip	400
Patrick, Rodger R
Pellettieri, Karen M.					6,146
Penter, Robert L.	1,121					1,121
Peterson, E Scott
Peterson, Larry W.	321
Peterson, Steven W.	2,616
Pinzur Limited Partnership
Pinzur, Laurence A.					500
Piro Jr., John D.
Pontello, Leslie B.
Pooley, Joanne	568					568
Powers, Michael J.
Pratscher, Gary W.
Prospect, Theodore A.	618
Puciaty, Anton J					300
Pulliam, William R
Quenan, Patrick W.
Rackey, David A.	3,190
Raffety, David Keith	3,000
Ramsey, E. Stephen
Red Rock West Limited Partnership
Renee F. Hochberg Living Trust
Rhodes, Wendy S.								7,798
Richard W. Davids Declaration of Trust	1,579
Richard W. Hutson Declaration of Trust	1,522						1,522
Rieger Jr., Leon			5,000
Riva, Katia	4,077
Robb, Marybeth C			1,474
Robert and Sandra Cook Family Limited Partnership
Roberta Tenner Revocable Trust
Robison, R. Jack	2,500
Roch, Thomas F
Romweber, Jane T.
Roof, Timothy C.
Roque, Francisco A. 1999 Living Trust					2,000
Ross, Peter E.

Daily Hewitt Sales Range		$30.36	$30.46	$30.68	$30.73	$30.74	$30.70	$30.70	$30.70	$30.68	$30.69
		$29.90	$30.03	$30.23	$30.46	$30.52	$30.46	$30.34	$30.55	$30.55	$30.45

Covered Person	21-Feb	22-Feb	23-Feb	24-Feb	25-Feb	28-Feb	1-Mar	2-Mar	3-Mar	4-Mar	7-Mar
Patrick, Elaine R.
Patrick, J. Andrew							2,261
Patrick, Victor Phillip			300			300
Patrick, Rodger R
Pellettieri, Karen M.		1,756									1,756
Penter, Robert L.		1,121				1,121					1,121
Peterson, E Scott
Peterson, Larry W.			642				321
Peterson, Steven W.								1,308			436
Pinzur Limited Partnership
Pinzur, Laurence A.			1,000			1,000		1,000
Piro Jr., John D.
Pontello, Leslie B.											30,048
Pooley, Joanne		568				568					568
Powers, Michael J.
Pratscher, Gary W.
Prospect, Theodore A.							1,872				618
Puciaty, Anton J
Pulliam, William R
Quenan, Patrick W.
Rackey, David A.
Raffety, David Keith
Ramsey, E. Stephen					7,240
Red Rock West Limited Partnership
Renee F. Hochberg Living Trust					5,000			5,000
Rhodes, Wendy S.											3,342
Richard W. Davids Declaration of Trust							4,737
Richard W. Hutson Declaration of Trust		1,522					1,522				1,522
Rieger Jr., Leon
Riva, Katia
Robb, Marybeth C					2,948
Robert and Sandra Cook Family Limited Partnership
Roberta Tenner Revocable Trust
Robison, R. Jack
Roch, Thomas F
Romweber, Jane T.
Roof, Timothy C.								27,698			2,518
Roque, Francisco A. 1999 Living Trust					1,000
Ross, Peter E.

Daily Hewitt Sales Range	$30.99	$30.10	$29.11	$28.36	$28.31	$28.47	$28.77	$28.19	$27.85	$27.69	$27.76
	$30.48	$29.35	$27.94	$28.00	$28.00	$28.08	$28.35	$27.73	$27.14	$27.16	$27.33

Covered Person	8-Mar	9-Mar	10-Mar	11-Mar	14-Mar	15-Mar	16-Mar	17-Mar	18-Mar	21-Mar	22-Mar
Patrick, Elaine R.				3,230
Patrick, J. Andrew
Patrick, Victor Phillip
Patrick, Rodger R
Pellettieri, Karen M.
Penter, Robert L.										800
Peterson, E Scott
Peterson, Larry W.
Peterson, Steven W.
Pinzur Limited Partnership
Pinzur, Laurence A.	1,000
Piro Jr., John D.
Pontello, Leslie B.
Pooley, Joanne
Powers, Michael J.
Pratscher, Gary W.
Prospect, Theodore A.
Puciaty, Anton J
Pulliam, William R
Quenan, Patrick W.
Rackey, David A.											3,000
Raffety, David Keith	5,790
Ramsey, E. Stephen
Red Rock West Limited Partnership
Renee F. Hochberg Living Trust
Rhodes, Wendy S.
Richard W. Davids Declaration of Trust	1,579
Richard W. Hutson Declaration of Trust							1,522
Rieger Jr., Leon
Riva, Katia
Robb, Marybeth C				2,948		1,474				1,474
Robert and Sandra Cook Family Limited Partnership
Roberta Tenner Revocable Trust
Robison, R. Jack
Roch, Thomas F
Romweber, Jane T.
Roof, Timothy C.
Roque, Francisco A. 1999 Living Trust	1,000
Ross, Peter E.

Daily Hewitt Sales Range	$27.71	$27.70
	$27.31	$26.78

Covered Person	23-Mar	24-Mar	25-Mar	Number of Class A Shares Sold 1/24- 25-Mar
Patrick, Elaine R.		1,512		4,742
Patrick, J. Andrew				3,230
Patrick, Victor Phillip				1,600
Patrick, Rodger R		639		639
Pellettieri, Karen M.		10,685		20,343
Penter, Robert L.		10,647		19,294
Peterson, E Scott		4,259		4,259
Peterson, Larry W.				2,889
Peterson, Steven W.		1,704		6,064
Pinzur Limited Partnership		4,259		4,259
Pinzur, Laurence A.		34,071		39,071
Piro Jr., John D.		8,518		8,518
Pontello, Leslie B.		25,553		55,601
Pooley, Joanne				3,976
Powers, Michael J.		4,259		4,259
Pratscher, Gary W.		8,518		8,518
Prospect, Theodore A.		4,861		9,805
Puciaty, Anton J				300
Pulliam, William R		15,332		15,332
Quenan, Patrick W.		7,666		7,666
Rackey, David A.				9,190
Raffety, David Keith		8,518		22,308
Ramsey, E. Stephen		8,518		19,408
Red Rock West Limited Partnership				2,000
Renee F. Hochberg Living Trust				10,000
Rhodes, Wendy S.		2,555		13,695
Richard W. Davids Declaration of Trust		31,941		44,573
Richard W. Hutson Declaration of Trust				12,176
Rieger Jr., Leon		10,647		15,647
Riva, Katia				4,077
Robb, Marybeth C		20,572		33,838
Robert and Sandra Cook Family Limited Partnership		21,294		21,294
Roberta Tenner Revocable Trust		17,035		17,035
Robison, R. Jack				2,500
Roch, Thomas F		42,588		42,588
Romweber, Jane T.		34,071		34,071
Roof, Timothy C.		27,682		57,898
Roque, Francisco A. 1999 Living Trust		34,070		39,675
Ross, Peter E.		1,491		1,491

Daily Hewitt Sales Range	High	$29.95	$29.52	$29.69	$29.83	$29.78	$29.95	$30.07	$30.21	$29.84	$31.43
	Low	$29.30	$29.21	$29.19	$29.41	$29.55	$29.52	$29.45	$29.81	$29.09	$28.90

Covered Person	Date	24-Jan	25-Jan	26-Jan	27-Jan	28-Jan	31-Jan	1-Feb	2-Feb	3-Feb	4-Feb
Rushin, James J.
Ruth, Linda Cushman											2,500
Ryan, Duffy
Sales, Mary E.
Sanborn, Peter A.
Sanders, John B.							5,005
Santos Jr., Alberto
Santos, Alberto Dr.
Santos, Lane Johanna Jaeckle
Sarrazin, Eric								2,055
Sartain, Keith T.
Sawyer, Eileen C.
Scheele, Christopher S.
Scheffel, Elizabeth J.
Schippers, Norman											400
Schlachtmeyer, Albert S
Schmitt, Kyle A.
Schmitz Family Limited Partnership
Schmitz, Thomas L.
Schnoenenberger, Vitus
Scott, William
SCS Family Limited Partnership
Seltz, Christine A.
Shafer, Paul M.
Shelton, Kenneth A.
Shipman, Don R.
Smith Family Trust
Sorensen, Michael
Sorrentino, Anthony S											1,000
Sperling, Kenneth L.
Stanar, Thomas J											4,810
Steinberg Revocable Trust
Steinberg, Allen Terry
Stewart, Curtis W			900	1,000		1,988		500			1,444
Stifter, Jered
Stiroh Jr., Bernard J.
Stock, Mary C.
Strecker, Jefferson Lee
Sural, Brenda J.

Daily Hewitt Sales Range	$31.10	$30.70	$30.45	$30.35	$31.00	$30.87	$30.90	$30.77	$30.73	$30.48
	$30.45	$30.11	$30.10	$29.90	$30.50	$30.70	$30.70	$30.55	$30.25	$30.12

Covered Person	7-Feb	8-Feb	9-Feb	10-Feb	11-Feb	14-Feb	15-Feb	16-Feb	17-Feb	18-Feb
Rushin, James J.						21,541
Ruth, Linda Cushman
Ryan, Duffy
Sales, Mary E.
Sanborn, Peter A.
Sanders, John B.				568
Santos Jr., Alberto
Santos, Alberto Dr.
Santos, Lane Johanna Jaeckle
Sarrazin, Eric
Sartain, Keith T.
Sawyer, Eileen C.
Scheele, Christopher S.
Scheffel, Elizabeth J.						2,300
Schippers, Norman
Schlachtmeyer, Albert S					4,740			948
Schmitt, Kyle A.
Schmitz Family Limited Partnership
Schmitz, Thomas L.
Schnoenenberger, Vitus		7,380							615
Scott, William	10,000
SCS Family Limited Partnership
Seltz, Christine A.	4,000
Shafer, Paul M.
Shelton, Kenneth A.
Shipman, Don R.								20,016
Smith Family Trust	3,567
Sorensen, Michael
Sorrentino, Anthony S
Sperling, Kenneth L.					5,000
Stanar, Thomas J
Steinberg Revocable Trust
Steinberg,Allen Terry			13,344
Stewart, Curtis W	1,944							500	1,000	444
Stifter, Jered
Stiroh Jr., Bernard J.
Stock, Mary C.					10,000
Strecker, Jefferson Lee
Sural, Brenda J.

Daily Hewitt Sales Range		$30.36	$30.46	$30.68	$30.73	$30.74	$30.70	$30.70	$30.70	$30.68	$30.69
		$29.90	$30.03	$30.23	$30.46	$30.52	$30.46	$30.34	$30.55	$30.55	$30.45

Covered Person	21-Feb	22-Feb	23-Feb	24-Feb	25-Feb	28-Feb	1-Mar	2-Mar	3-Mar	4-Mar	7-Mar
Rushin, James J.
Ruth, Linda Cushman
Ryan, Duffy										10,000
Sales, Mary E.
Sanborn, Peter A.										5,000
Sanders, John B.		1,136
Santos Jr., Alberto
Santos, Alberto Dr.
Santos, Lane Johanna Jaeckle
Sarrazin, Eric						1,674
Sartain, Keith T.
Sawyer, Eileen C.
Scheele, Christopher S.
Scheffel, Elizabeth J.
Schippers, Norman
Schlachtmeyer, Albert S
Schmitt, Kyle A.											16,100
Schmitz Family Limited Partnership					6,240	780
Schmitz, Thomas L.					44,512	5,564
Schnoenenberger, Vitus
Scott, William								5,000
SCS Family Limited Partnership
Seltz, Christine A.
Shafer, Paul M.							8,000
Shelton, Kenneth A.
Shipman, Don R.
Smith Family Trust
Sorensen, Michael
Sorrentino, Anthony S										3,000
Sperling, Kenneth L.
Stanar, Thomas J
Steinberg Revocable Trust
Steinberg, Allen Terry
Stewart, Curtis W		1,000				1,500	500	888			1,944
Stifter, Jered
Stiroh Jr., Bernard J.											13,472
Stock, Mary C.
Strecker, Jefferson Lee
Sural, Brenda J.

Daily Hewitt Sales Range	$30.99	$30.10	$29.11	$28.36	$28.31	$28.47	$28.77	$28.19	$27.85	$27.69	$27.76
	$30.48	$29.35	$27.94	$28.00	$28.00	$28.08	$28.35	$27.73	$27.14	$27.16	$27.33

Covered Person	8-Mar	9-Mar	10-Mar	11-Mar	14-Mar	15-Mar	16-Mar	17-Mar	18-Mar	21-Mar	22-Mar
Rushin, James J.
Ruth, Linda Cushman	3,825
Ryan, Duffy
Sales, Mary E.
Sanborn, Peter A.
Sanders, John B.
Santos Jr., Alberto
Santos, Alberto Dr.
Santos, Lane Johanna Jaeckle
Sarrazin, Eric
Sartain, Keith T.
Sawyer, Eileen C.
Scheele, Christopher S.
Scheffel, Elizabeth J.
Schippers, Norman
Schlachtmeyer, Albert S
Schmitt, Kyle A.
Schmitz Family Limited Partnership	780
Schmitz, Thomas L.	5,564
Schnoenenberger, Vitus
Scott, William
SCS Family Limited Partnership
Seltz, Christine A.
Shafer, Paul M.
Shelton, Kenneth A.
Shipman, Don R.
Smith Family Trust
Sorensen, Michael
Sorrentino, Anthony S
Sperling, Kenneth L.
Stanar, Thomas J
Steinberg Revocable Trust	1,000
Steinberg, Allen Terry	6,672
Stewart, Curtis W
Stifter, Jered
Stiroh Jr., Bernard J.
Stock, Mary C.
Strecker, Jefferson Lee	981
Sural, Brenda J.

Daily Hewitt Sales Range	$27.71	$27.70
	$27.31	$26.78

Covered Person	23-Mar	24-Mar	25-Mar	Number of Class A Shares Sold 1/24- 25-Mar
Rushin, James J.				21,541
Ruth, Linda Cushman		7,240		13,565
Ryan, Duffy		4,259		14,259
Sales, Mary E.		12,776		12,776
Sanborn, Peter A.		6,388		11,388
Sanders, John B.		8,092		14,801
Santos Jr., Alberto		21,294		21,294
Santos, Alberto Dr.		341		341
Santos, Lane Johanna Jaeckle		124		124
Sarrazin, Eric				3,729
Sartain, Keith T.		1,704		1,704
Sawyer, Eileen C.		7,112		7,112
Scheele, Christopher S.		1,597		1,597
Scheffel, Elizabeth J.				2,300
Schippers, Norman				400
Schlachtmeyer, Albert S				5,688
Schmitt, Kyle A.				16,100
Schmitz Family Limited Partnership		14,906		22,706
Schmitz, Thomas L.		117,118		172,758
Schnoenenberger, Vitus		12,777		20,772
Scott,William		36,200		51,200
SCS Family Limited Partnership		2,129		2,129
Seltz, Christine A.		14,906		18,906
Shafer, Paul M.				8,000
Shelton, Kenneth A.		17,035		17,035
Shipman, Don R.		21,294		41,310
Smith Family Trust		10,647		14,214
Sorensen, Michael		2,555		2,555
Sorrentino, Anthony S				4,000
Sperling, Kenneth L.		13,965		18,965
Stanar, Thomas J				4,810
Steinberg Revocable Trust				1,000
Steinberg, Allen Terry		4,685		24,701
Stewart, Curtis W		41,394		56,946
Stifter, Jered		21,294		21,294
Stiroh Jr., Bernard J.		8,518		21,990
Stock, Mary C.				10,000
Strecker, Jefferson Lee				981
Sural, Brenda J.		8,518		8,518

Daily Hewitt Sales Range	High	$29.95	$29.52	$29.69	$29.83	$29.78	$29.95	$30.07	$30.21	$29.84	$31.43
	Low	$29.30	$29.21	$29.19	$29.41	$29.55	$29.52	$29.45	$29.81	$29.09	$28.90

Covered Person	Date	24-Jan	25-Jan	26-Jan	27-Jan	28-Jan	31-Jan	1-Feb	2-Feb	3-Feb	4-Feb
Swanson, Mark A.										5,000
Swinehart, Kathy Lea
Sze, Michael											1,500
Tatsuguchi, Nancy M
Ted J. Schwartzman Trust			1,162				1,162
Tenner, Leonard R.									10,000
The David Yanis Trust
The Dorothy J. Weaver Trust											4,540
The Martha J. Cochrane Declaration of Trust											4,356
Thomas E. Wood Revocable Trust											3,190
Thomas, Sean W.
Thompson, Greggory R.
Thorpe, Elizabeth Patrick			646
Tobin, Harold B.					1,500						3,000
Toivari-Case, Carrie Marie
Tompkins, John C									1,000		1,000
Toth, Frederick Carter								2,000
Trahan, Susan R.
Trahan, Thomas M.
Trahan, Uraiwan
Trahan, Michael Lee
Tucker, Larry John
Ubelhart, Mark C		670					670
Vaccari, Margee S.
Vaccari, Thomas S.
Valentine, Lawrence V.
VanThournout, Richard A.											5,000
Verseman, David W.
Visus, Deborah A.			500
Vlajkovic, John
Vogrich, Robert M.
Wagner, Francis H. T.						2,000					5,000
Wagner, Stephen B		7,180									3,060
Wallace, John J									5,841
Watkins, Eric M.
Watson, Laura M								3,300
Waymel, Colleen Austin
Waymel, Raymond J.											500
Weaver Jr, Pearce R.

Daily Hewitt Sales Range	$31.10	$30.70	$30.45	$30.35	$31.00	$30.87	$30.90	$30.77	$30.73	$30.48
	$30.45	$30.11	$30.10	$29.90	$30.50	$30.70	$30.70	$30.55	$30.25	$30.12

Covered Person	7-Feb	8-Feb	9-Feb	10-Feb	11-Feb	14-Feb	15-Feb	16-Feb	17-Feb	18-Feb
Swanson, Mark A.
Swinehart, Kathy Lea
Sze, Michael
Tatsuguchi, Nancy M
Ted J. Schwartzman Trust	1,162					1,162
Tenner, Leonard R.		316					7,000
The David Yanis Trust
The Dorothy J. Weaver Trust	2,270					2,270
The Martha J. Cochrane Declaration of Trust
Thomas E. Wood Revocable Trust
Thomas, Sean W.		7,000						3,000
Thompson, Greggory R.
Thorpe, Elizabeth Patrick						646
Tobin, Harold B.
Toivari-Case, Carrie Marie	4,000
Tompkins, John C
Toth, Frederick Carter
Trahan, Susan R.
Trahan, Thomas M.
Trahan, Uraiwan
Trahan, Michael Lee
Tucker, Larry John
Ubelhart, Mark C	670					670
Vaccari, Margee S.
Vaccari, Thomas S.
Valentine, Lawrence V.
VanThournout, Richard A.
Verseman, David W.					8,000
Visus, Deborah A.
Vlajkovic, John		1,512
Vogrich, Robert M.					10,000
Wagner, Francis H. T.	4,972
Wagner, Stephen B		500	500	500	1,000	1,000				1,000
Wallace, John J	531
Watkins, Eric M.
Watson, Laura M	1,650					1,650
Waymel, Colleen Austin
Waymel, Raymond J.							1,000
Weaver Jr, Pearce R.			2,500		1,500

Daily Hewitt Sales Range		$30.36	$30.46	$30.68	$30.73	$30.74	$30.70	$30.70	$30.70	$30.68	$30.69
		$29.90	$30.03	$30.23	$30.46	$30.52	$30.46	$30.34	$30.55	$30.55	$30.45

Covered Person	21-Feb	22-Feb	23-Feb	24-Feb	25-Feb	28-Feb	1-Mar	2-Mar	3-Mar	4-Mar	7-Mar
Swanson, Mark A.
Swinehart, Kathy Lea
Sze, Michael
Tatsuguchi, Nancy M
Ted J. Schwartzman Trust			1,162			1,162					1,162
Tenner, Leonard R.							5,000
The David Yanis Trust
The Dorothy J. Weaver Trust		2,270				2,270
The Martha J. Cochrane Declaration of Trust
Thomas E. Wood Revocable Trust		1,914				638					638
Thomas, Sean W.							2,960				1,296
Thompson, Greggory R.
Thorpe, Elizabeth Patrick
Tobin, Harold B.
Toivari-Case, Carrie Marie
Tompkins, John C
Toth, Frederick Carter
Trahan, Susan R.
Trahan, Thomas M.
Trahan, Uraiwan
Trahan, Michael Lee
Tucker, Larry John
Ubelhart, Mark C		670				670					670
Vaccari, Margee S.
Vaccari, Thomas S.
Valentine, Lawrence V.				2,190		365					365
VanThournout, Richard A.
Verseman, David W.			2,000							2,500
Visus, Deborah A.
Vlajkovic, John										1,440
Vogrich, Robert M.
Wagner, Francis H. T.			2,162
Wagner, Stephen B		500	500			1,000	1,000	1,000		1,000	1,000
Wallace, John J											2,124
Watkins, Eric M.
Watson, Laura M
Waymel, Colleen Austin
Waymel, Raymond J.
Weaver Jr, Pearce R.							1,000

Daily Hewitt Sales Range	$30.99	$30.10	$29.11	$28.36	$28.31	$28.47	$28.77	$28.19	$27.85	$27.69	$27.76
	$30.48	$29.35	$27.94	$28.00	$28.00	$28.08	$28.35	$27.73	$27.14	$27.16	$27.33

Covered Person	8-Mar	9-Mar	10-Mar	11-Mar	14-Mar	15-Mar	16-Mar	17-Mar	18-Mar	21-Mar	22-Mar
Swanson, Mark A.
Swinehart, Kathy Lea
Sze, Michael
Tatsuguchi, Nancy M
Ted J. Schwartzman Trust					1,162						1,162
Tenner, Leonard R.
The David Yanis Trust
The Dorothy J. Weaver Trust	2,270
The Martha J. Cochrane Declaration of Trust
Thomas E. Wood Revocable Trust
Thomas, Sean W.
Thompson, Greggory R.
Thorpe, Elizabeth Patrick
Tobin, Harold B.
Toivari-Case, Carrie Marie
Tompkins, John C
Toth, Frederick Carter	2,000
Trahan, Susan R.
Trahan, Thomas M.
Trahan, Uraiwan
Trahan, Michael Lee	1,000
Tucker, Larry John
Ubelhart, Mark C					670
Vaccari, Margee S.
Vaccari, Thomas S.	9,712
Valentine, Lawrence V.
VanThournout, Richard A.
Verseman, David W.
Visus, Deborah A.
Vlajkovic, John
Vogrich, Robert M.
Wagner, Francis H. T.
Wagner, Stephen B	2,000	1,000
Wallace, John J
Watkins, Eric M.
Watson, Laura M
Waymel, Colleen Austin	1,000
Waymel, Raymond J.
Weaver Jr, Pearce R.

Daily Hewitt Sales Range	$27.71	$27.70
	$27.31	$26.78

Covered Person	23-Mar	24-Mar	25-Mar	Number of Class A Shares Sold 1/24- 25-Mar
Swanson, Mark A.				5,000
Swinehart, Kathy Lea		1,491		1,491
Sze, Michael				1,500
Tatsuguchi, Nancy M		8,748		8,748
Ted J. Schwartzman Trust		12,777		23,235
Tenner, Leonard R.		16,428		38,744
The David Yanis Trust		3,684		3,684
The Dorothy J. Weaver Trust				15,890
The Martha J. Cochrane Declaration of Trust				4,356
Thomas E. Wood Revocable Trust		13,580		19,960
Thomas, Sean W.		14,054		28,310
Thompson, Greggory R.		10,720		10,720
Thorpe, Elizabeth Patrick				1,292
Tobin, Harold B.		3,194		7,694
Toivari-Case, Carrie Marie				4,000
Tompkins, John C		4,259		6,259
Toth, Frederick Carter				4,000
Trahan, Susan R.		23		23
Trahan, Thomas M.		247		247
Trahan, Uraiwan		247		247
Trahan, Michael Lee				1,000
Tucker, Larry John		26,405		26,405
Ubelhart, Mark C				5,360
Vaccari, Margee S.		11,925		11,925
Vaccari, Thomas S.		4,859		14,571
Valentine, Lawrence V.				2,920
VanThournout, Richard A.		4,259		9,259
Verseman, David W.		17,035		29,535
Visus, Deborah A.				500
Vlajkovic, John				2,952
Vogrich, Robert M.				10,000
Wagner, Francis H. T.		5,536		19,670
Wagner, Stephen B				23,740
Wallace, John J				8,496
Watkins, Eric M.		10,484		10,484
Watson, Laura M		21,848		28,448
Waymel, Colleen Austin		4,259		5,259
Waymel, Raymond J.		2,555		4,055
Weaver Jr, Pearce R.		2,981		7,981

Daily Hewitt Sales Range	High	$29.95	$29.52	$29.69	$29.83	$29.78	$29.95	$30.07	$30.21	$29.84	$31.43
	Low	$29.30	$29.21	$29.19	$29.41	$29.55	$29.52	$29.45	$29.81	$29.09	$28.90

Covered Person	Date	24-Jan	25-Jan	26-Jan	27-Jan	28-Jan	31-Jan	1-Feb	2-Feb	3-Feb	4-Feb
Weaver, Trinda N.
Welkie, Robert Steven
Westervelt, Arthur Lee				1,000					1,000
Whitney Jr., Mark S.
Wilen, Robert E.
William James Trust
Wilson Family Limited Partnership								5,000			10,000
Wise, Christi Rager
Witkowski, Wayne E.											2,394
Woldridge, Scott M.
Wolf, James K
Wooding, Shelley A.					1,080				540
Woodrum, James D.
Wright, Peter
Wunsch, Gerald E.			1,452				1,452
Yamamoto, Dale H											1,000
Yezzi, Anthony P		2,124									2,124
Young, William G.							2,854
Zadell, William R.
Zimmer, Jane E											500
Zimmerman, Ross
Zurek, Colleen A.											3,650

Daily Hewitt Sales Range	$31.10	$30.70	$30.45	$30.35	$31.00	$30.87	$30.90	$30.77	$30.73	$30.48
	$30.45	$30.11	$30.10	$29.90	$30.50	$30.70	$30.70	$30.55	$30.25	$30.12

Covered Person	7-Feb	8-Feb	9-Feb	10-Feb	11-Feb	14-Feb	15-Feb	16-Feb	17-Feb	18-Feb
Weaver, Trinda N.
Welkie, Robert Steven						4,808
Westervelt, Arthur Lee			1,000					1,000
Whitney Jr., Mark S.						3,000
Wilen, Robert E.				5,000	6,000
William James Trust
Wilson Family Limited Partnership	5,000			5,000		4,000		2,000
Wise, Christi Rager
Witkowski, Wayne E.	798						798
Woldridge, Scott M.					3,000
Wolf, James K				4,000
Wooding, Shelley A.					540	540
Woodrum, James D.
Wright, Peter					15,000
Wunsch, Gerald E.		1,452				1,452
Yamamoto, Dale H
Yezzi, Anthony P					2,124			2,124
Young, William G.	1,427					1,427
Zadell, William R.
Zimmer, Jane E		500		500
Zimmerman, Ross
Zurek, Colleen A.

Daily Hewitt Sales Range		$30.36	$30.46	$30.68	$30.73	$30.74	$30.70	$30.70	$30.70	$30.68	$30.69
		$29.90	$30.03	$30.23	$30.46	$30.52	$30.46	$30.34	$30.55	$30.55	$30.45

Covered Person	21-Feb	22-Feb	23-Feb	24-Feb	25-Feb	28-Feb	1-Mar	2-Mar	3-Mar	4-Mar	7-Mar
Weaver, Trinda N.				8,832
Welkie, Robert Steven
Westervelt, Arthur Lee			1,000					1,000
Whitney Jr., Mark S.										2,500	2,000
Wilen, Robert E.
William James Trust
Wilson Family Limited Partnership
Wise, Christi Rager			2,500				2,500
Witkowski, Wayne E.
Woldridge, Scott M.						3,000				3,000
Wolf, James K
Wooding, Shelley A.			540			540
Woodrum, James D.
Wright, Peter
Wunsch, Gerald E.		1,452					1,452				1,452
Yamamoto, Dale H
Yezzi, Anthony P										4,248	2,124
Young, William G.						2,854
Zadell, William R.
Zimmer, Jane E								500		500
Zimmerman, Ross							6,000	3,000
Zurek, Colleen A.							1,500	1,420

Daily Hewitt Sales Range	$30.99	$30.10	$29.11	$28.36	$28.31	$28.47	$28.77	$28.19	$27.85	$27.69	$27.76
	$30.48	$29.35	$27.94	$28.00	$28.00	$28.08	$28.35	$27.73	$27.14	$27.16	$27.33

Covered Person	8-Mar	9-Mar	10-Mar	11-Mar	14-Mar	15-Mar	16-Mar	17-Mar	18-Mar	21-Mar	22-Mar
Weaver, Trinda N.
Welkie, Robert Steven
Westervelt, Arthur Lee		1,000					1,000
Whitney Jr., Mark S.
Wilen, Robert E.	6,000
William James Trust
Wilson Family Limited Partnership
Wise, Christi Rager	1,760
Witkowski,Wayne E.	2,394
Woldridge, Scott M.
Wolf, James K
Wooding, Shelley A.
Woodrum, James D.	2,000
Wright, Peter
Wunsch, Gerald E.										2,904
Yamamoto, Dale H
Yezzi, Anthony P
Young, William G.	1,427
Zadell, William R.
Zimmer, Jane E
Zimmerman, Ross
Zurek, Colleen A.

Daily Hewitt Sales Range	$27.71	$27.70
	$27.31	$26.78

Covered Person	23-Mar	24-Mar	25-Mar	Number of Class A Shares Sold 1/24- 25-Mar
Weaver, Trinda N.				8,832
Welkie, Robert Steven		5,962		10,770
Westervelt, Arthur Lee		1,852		9,852
Whitney Jr., Mark S.		8,220		15,720
Wilen, Robert E.				17,000
William James Trust		69,087		69,087
Wilson Family Limited Partnership				31,000
Wise, Christi Rager				6,760
Witkowski, Wayne E.				6,384
Woldridge, Scott M.		14,480		23,480
Wolf, James K		7,646		11,646
Wooding, Shelley A.		4,259		8,039
Woodrum, James D.		8,518		10,518
Wright, Peter		19,897		34,897
Wunsch, Gerald E.		25,553		38,621
Yamamoto, Dale H				1,000
Yezzi, Anthony P		24,680		39,548
Young, William G.		16,861		26,850
Zadell, William R.		2,129		2,129
Zimmer, Jane E				2,500
Zimmerman, Ross				9,000
Zurek, Colleen A.		8,037		14,607